15

05010515

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starlight Int'l Holdings

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3594 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/17/05

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)

REPORT 2005 年報



SKIP FREE PROTECTION
STARLITE
PORTABLE CD PLAYER
COMPACT disc DIGITAL AUDIO
STARLITE
Play Once
Main Menu
EQ
Create Playlist
Settings
RECORD
Track Time
011 74:25
Source
CD Audio
STARLITE
DUAL DECK AUDIO CD-R/RW
CD/CDR
EJECT
SKIP-
STOP

CONTENTS
目錄

董事局
執行董事:
劉錫康
劉錫淇
劉錫澳

非執行董事:
韓相田

獨立非執行董事:
何厚鏘
陳澤仲
卓育賢

秘書
李業華

核數師
德勤•關黃陳方會計師行

審核委員會
韓相田
何厚鏘
陳澤仲

主要銀行
香港上海滙豐銀行
渣打銀行
恒生銀行有限公司
華比銀行

律師
張葉司徒陳律師事務所

香港股票過戶登記處
秘書商業服務有限公司

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處
香港
香港仔大道二百三十二號
城都工業大廈五樓
電話:(852) 2554 6303
傳真:(852) 2873 0230
電子郵件:starlite@starlight.com.hk
網址:www.starlight.com.hk

BOARD OF DIRECTORS
Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:
Hon Sheung Tin, Peter

Independent Non-executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY
Peter Lee Yip Wah

AUDITORS
Deloitte Touche Tohmatsu

AUDIT COMMITTEE
Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Belgian Bank

SOLICITOR
Vincent T K Cheung, Yap & Co.

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Secretaries Limited

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE
5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

財務業務

於本年度，集團錄得營業額約十六億四仟七佰萬港元（二零零四年：十八億三仟七佰萬港元），下跌10.3%。毛利對比前年亦下跌24%。股東應佔溢利比前年下跌49.5%至50,548,000港元（二零零四年：100,065,000港元）。

FINANCIAL RESULTS

During the year, the Group recorded a turnover of approximately HK$1,647 million (2004: HK$1,837 million), representing a decrease of 10.3%. Gross profit also decreased by 24% as compared to last year. Profit attributable to shareholders decreased 49.5% from last year to HK$50,548,000 (2004: HK$100,065,000).

末期股息

董事局建議派發截至二零零五年三月三十一日止年度之末期股息每股2港仙（二零零四年三月三十一日止年度：3.5港仙）給予於二零零五年九月十五日在股東名冊上之股東。在股東週年大會通過末期股息後，股息單將於二零零五年九月二十二日左右寄予各股東。

FINAL DIVIDEND

The Directors have recommended a final dividend of HK2 cents per share for the year ended 31 March 2005 (Year ended 31 March 2004: HK3.5 cents per share) to shareholders on the register of members on 15 September 2005. Subject to the approval of the final dividend at the forthcoming annual general meeting, dividend warrants will be sent to the shareholders on or about 22 September 2005.

業務回顧及展望

電子部門

本財政年度業績倒退，主要因為營業額減少。集團美國之主要客戶，鑑於二零零四年聖誕之銷售不甚理想，故推遲二零零五年第一季度訂單，造成集團於截至二零零五年三月三十一日止年度之營業額下降。

原材料價格上漲，亦影響集團邊際利潤。上半年度，主要零件隨機記憶體(RAM)價格大幅上升，塑膠原料價格亦高企，塑膠原料平均佔電子產品原料總值達10%以上，對產品利潤影響甚大。下半年RAM之價格下降，惟塑膠價格仍然持續高企，而彩色電視顯像管，亦因供應短缺而價格上揚，對集團盈利造成負面影響。幸好電視顯像管於二零零五年首季開始，供應穩定，價格開始下降。

BUSINESS REVIEW AND PROSPECT

Electronics Division

The backward results recorded in the financial year was mainly attributable to the decrease in turnover. Our major customers in the United States deferred their orders for the first quarter of 2005 due to unsatisfactory sales in Christmas 2004, resulting in a decrease in the turnover of the Group for the year ended 31 March 2005.

The surge in the prices of raw materials also brought pressure to the profit margin of the Group. During the first half of the year, prices of Random Access Memory (RAM), an essential component, rose sharply and the prices of plastic resin, the costs of which account for more than 10% of the total costs of raw materials of electronic products, remained high which considerably affected the profit margin of the products. Although the prices of RAM dropped in the second half of the year, the increased prices of plastics stood still while the prices of CRT used in color TV were driven up by its under-supply, all posing adverse effect to the profit of the Group. Fortunately, the supply of CRT stablised in the first quarter of 2005 and the prices went down accordingly.

證券買賣

本年度部門業務主要為減持部份證券組合及增持少量債券。

Securities Trading

During the year, the division were mainly operated to reduce its securities portfolio and to increase the holding of certain bonds.

物業發展

本年度部門業務主要為推售餘下少量單位，並錄得約452,000港元虧損。

Property Development

The division mainly engaged in the sale of its remaining few flats and recorded a loss of HK$452,000.

展望

從二零零五年第二季開始，電子消費品市場之經營環境逐步改善，美國市場之訂單錄得滿意增長，原材料成本除塑膠原料價格仍高企外，其他原件價格亦逐步回落。集團估計來年營業額之增長主要來自影視產品，為於艱鉅經營環境中取得理想成績，集團集中發展毛利率較高產品。電視DVD組合、7寸及8寸TFT可攜式DVD機銷售理想，而10寸TFT可攜式DVD機亦將推出。此等影視產品，估計市場需求殷切，毛利率較高，而原材料中包含塑膠原料比例較少，故競爭力較強。另外，集團亦計劃於二零零六年開始製造LCD電視機及LCD電視機連DVD組合，預計可進一步刺激市場對本集團產品的需求及增加營業額。

本集團過去1年以Hyundai品牌推銷家居產品，現已取得可觀定單，估計帶來可觀收益。

面對國內生產成本上漲之壓力，集團過去二年增加資本開支，額外增購自動生產機器，增強生產程序自動化程度，減少過份依賴人工密集生產程序。並聘請專業顧問，全面改良集團生產流程，提高生產效率，經調整後，因為工廠受僱員工，從二零零四年三月三十一日時之9,143人減少至二零零五年三月三十一日時之5,864人，員工減少並未對產量產生重大影響，所節省工資支出，使集團產品更具競爭力。

PROSPECTS

The business environment of electronic consumer products has shown gradual improvement since the second quarter of 2005 with encouraging growth in sales orders from the United States. Furthermore, the prices of electronic components other than plastic materials decreased. The Group expects that video products will be the major driver for the turnover in the coming year. Thus, the Group will focus on products with better profit margins in order to achieve a satisfactory result in the difficult operating environment. The Group recorded an encouraging sales of DVD television combos and 7" and 8" TFT portable DVDs. The 10" TFT portable DVDs will be launched soon. Great demand for these video products with higher profit margins is expected and the competitiveness of the products will be enhanced due to the lower proportion of plastics to raw materials used in the production. Furthermore, the Group intends to commence production of LCD TVs and DVD LCD television combos in 2006, which is expected to stimulate the demand and the sales for the Group's product.

The Group has for the past one year engaged in the sales of home improvement products under the brand name of Hyundai. Considerable orders has been secured and is expected to bring remarkable gains.

In the face of surging production costs in the Mainland, the Group increased its capital expenditure to purchase additional automatic machineries during the past two years so as to enhance the level of automation in its production process and reduce reliance on manual labour. The Group also engaged professional consultants to refine the overall production process of the Group to increase its efficiency, after which, the number of employees in our Mainland factory dropped from 9,143 as at 31 March 2004 to 5,864 as at 31 March 2005. Such reduction has no impact on production capacity. As a result, the competitiveness of the Group's products is enhanced with savings in its labour costs.

財務狀況

流動資金及財務資源

本集團之財務狀況保持強勁。於二零零五年三月三十一日，現金及存款及有價證券約九千一百萬港元，而去年則約九千二百萬港元。

利息開支由去年度之約六百萬港元增加至本年度之約六百七十萬港元，本年度之盈利對利息倍數為9.5倍（二零零四年：18倍）。

以總借款對比股東資金計算之資產負債比率為0.43（二零零四年：0.53），而本年度銀行借款淨額佔股東資金之百分比則為0.08（二零零四年：0.08）。按流動資產對比流動負債計算之流動比率由去年度之1.8增至本年度2。

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained strong. As at 31 March 2005 cash and deposits and marketable securities amounted to HK$91 million, as compared to HK$92 million last year.

Interest expenses for the year increased to approximately HK$6.7 million from last year approximately HK$6 million, with an interest coverage of over 9.5 times for the year (2004: 18 times).

Gearing ratio, calculated as total borrowings to shareholders' fund was 0.43 (2004: 0.53), and net bank borrowings as a percentage to Shareholders' fund was 0.08 for the year (2004: 0.08). Current ratio calculated as current assets to current liabilities rose from 1.8 in last year to 2.0 for this year.

財務及資本架構

本集團乃以保留盈利及銀行借款作為營運資金。本公司若干購股權獲行使而發行7,455,632股新股份，合共帶來現金流入約2,982,253港元。

於二零零五年三月三十一日，本集團獲授之銀行融資信貸總額達五億零七百萬港元，已動用其中一億一仟萬港元。所有銀行借款均以港元或美元為單位，並按現行市場利率計息。

由於集團絕大部份交易均以美元或港元為結算單位，匯兌風險很低。

人民幣匯率的變動，暫時預計對集團未有重大影響。

FINANCING AND CAPITAL STRUCTURE

The Group finance its operations by a combination of retained earnings and bank borrowings. The Company issued 7,455,632 new shares as a result of the exercise of certain share options of the Company and obtained a cash inflow of about HK$2,982,253.

As at 31 March 2005 total banking facilities granted to the Group amounted to HK$507 million of which HK$110 million were utilized. All bank borrowings are denominated in Hong Kong dollars or US dollars at prevailing market interest rate.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was minimal.

It is estimated that the change of exchange rate of Reminbi has no significant impact to the Group for the time being.

資本開支

於本年度，本集團投資約五千八佰萬港元用於購買機器及儀器。

於二零零五年三月三十一日，本集團已簽訂資本開支6,310,000港元。

CAPITAL EXPENDITURE

During the year, the Group invested approximately HK$58 million in purchase of plant and machinery and equipments.

As at 31 March 2005, the Group has committed capital expenditure of HK$6,310,000.

或然負債

於二零零五年三月三十一日，本公司就若干附屬公司取得信貸而向銀行及其他融資機構作出約六億五仟三百萬港元擔保。本集團之可追索銀行貼現票據或然負債一百三十五萬港元。

CONTINGENT LIABILITIES

As at 31 March 2005, the Company had contingent liabilities in relation to guarantees amounting to approximately HK$653 million given to banks and other financial institutions to secure credit facilities granted to certain subsidiaries. The Group had contingent liabilities for bills discounted with recourse of HK$1.35 million.

收購

在本年度，集團出售一間聯營公司而獲得溢利142,000港元。

ACQUISITION AND DISPOSAL

During the year, the Group had disposed of an associated company resulting in a gain on disposal of HK$142,000.

員工

於二零零五年三月三十一日，本集團擁有員工共5,996人，其中5,864人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、購股權計劃、在職訓練及訓練資助。

STAFF

As at 31 March 2005, the Group had a total staff of 5,996 of which 5,864 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

致謝

本人藉此機會謹向本集團全體員工於本年度努力不懈，盡忠職守之表現作衷心致謝。

APPRECIATION

I would like to take this opportunity to express my sincere appreciation to all our staff for their, utmost effect and dedication to the Group during the year.

承董事局命
劉錫康
主席

香港，二零零五年七月二十三日

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 23 July 2005

執行董事

劉錫康先生，五十七歲，為本集團主席兼董事總經理。彼在本集團已服務三十五年並擁有超過三十五年電子工業之管理經驗。

劉錫淇先生，五十五歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了三十三年。

劉錫澳先生，五十五歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團於中國之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了三十三年。

非執行董事

韓相田先生，六十四歲，彼於一九八八年獲委任為本集團獨立非執行董事。現職為律師，於香港執業超過三十三年。

獨立非執行董事

何厚鏘先生，四十九歲，彼於一九九八年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過二十年管理及地產發展經驗。

陳澤仲先生，47歲，自二零零四年九月三十日獲委任為本公司董事。陳先生為合資格會計師，於執業會計專業擁有約24年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。

卓育賢先生，49歲，自二零零四年九月三十日獲委任為本公司董事。卓先生為事務律師，於香港執業逾23年。彼獲加拿大University of Ontario頒授文學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 57, is the Chairman and Managing Director of the Group. He has been in the Group for 35 years and has over 35 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 55, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 33 years.

Mr. Lau Sak Yuk, Andy, aged 55, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Director responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 33 years.

NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 64, has been an Independent Non-executive Director of the Group since 1988. He has been practising as a solicitor in Hong Kong for over 33 years.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ho Hau Chong, Norman, aged 49, has been an Independent Non-executive Director of the Group since 1998, he holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in management and property development.

Mr. Chan Chak Chung, aged 47, has been appointed director of the Company since 30 September 2004. He is a qualified accountant and has about 24 years experience in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of the United Kingdom.

Mr. Winston Calptor Chuck, aged 49, was appointed director of the Company since 30 September 2004. He has been practicing as a solicitor in Hong Kong for over 23 years. He holds a Bachelor Degree of Arts from the University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

高級管理層

劉日東先生，二十六歲，劉錫康先生之長子，彼於二零零三年加入本集團，出任主席助理。彼於印第安那大學商學院畢業，獲頒商業市場學學士學位，彼曾出任儲存工藝公司(Storage Technology Corp.)之市務主任職位。彼現負責企業關係、中國國內銷售及企業資源規劃系統整合，以促進本集團推行現代化管理。

劉錫鴻先生，四十九歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了十年並擁有十六年以上電子業務經驗。

劉錫海先生，四十六歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了二十年。

陳寶松先生，五十四歲，於一九八八年加入本集團為財務總監，負責監管本集團會計、財務及公司等事務，彼為專業會計師，並擁有超過二十年審計、商業及財務經驗。

SENIOR MANAGEMENT

Mr. Lau Yat Tung, aged 26, the eldest son of Mr. Lau Sak Hong, Philip, joined the Group in 2003 as assistant to Chairman. He graduated with a BA in Business Marketing from Indiana University, the Kelley School of Business. Previously, he held a marketing executive position in Storage Technology Corp. He is now responsible for corporate relations, local sales in China, and the integration of the ERP system to facilitate the modernisation of the Group's management.

Mr. Lau Shek Hung, Eric, aged 49, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 10 years and has over 16 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 46, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 20 years.

Mr. Chan Po Chung, Norman, aged 54, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 20 years of auditing, commercial and financial experience.

董事局同寅謹呈覽本公司及其附屬公司(統稱「集團」)截至二零零五年三月三十一日止年度之年報及經審核之財務報告。

The directors present their annual report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 March 2005.

主要業務

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品,證券買賣及地產發展。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products, securities trading and property development.

業績及分配

截至二零零五年三月三十一日止年度之本集團業績載於第23頁之綜合損益表。

董事局已宣派中期股息2港仙。董事局建議分派末期股息每股2港仙。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2005 are set out in the consolidated income statement on page 23.

An interim dividend of HK2 cents per share was paid to the shareholders during the year. The directors recommend the payment of a final dividend of HK2 cents per share.

財務概要

本集團過去五個財政年度之財務概要已載於第82頁及83頁內。

FINANCIAL SUMMARY

A 5 years financial summary of the Group is set out on pages 82 and 83.

股本

於本年內,本公司於香港聯合交易所有限公司(「聯交所」)購回共2,067,500股,董事局認為當時公司股票交易價格以每股淨資產值折扣交易,回購股份會增加本公司之每股資產淨值。本公司亦因行使購股權而發行7,455,632股新股。

股本之變動情況載於財務報告附註28內。

SHARE CAPITAL

During the year, the Company repurchased a total of 2,067,500 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 7,455,632 new shares as a result of the exercise of options.

Details of the movements in share capital are set out in note 28 to the financial statements.

投資物業

在年結日,本集團將其投資物業重估,重估所產生之7,290,000港元溢利已計入綜合收益表中。有關本集團之投資物業詳請,已載於財務報告附註12內。

INVESTMENT PROPERTIES

At the balance sheet date, the Group revalued its investment properties. The corresponding surplus arising on revaluation of HK$7,290,000 was credited to the consolidated income statement. Details of revaluation of the investment properties of the Group as at 31 March 2005 are set out in note 12 to the financial statements.

物業、機器及儀器

本年度,本集團為擴張業務而購入之物業、機器及儀器約為58,042,000港元。上述及其他有關本集團物業、機器及儀器於本年度內之變動及詳情,已載於財務報告附註13內。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of HK$58,042,000 to expand its business. Details of the movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田 （由二零零四年九月三十日從獨立非執行董事改任非執行董事）

獨立非執行董事：
何厚鏘
陳澤仲 於二零零四年九月三十日委任
卓育賢 於二零零四年九月三十日委任
韓相田 於二零零四年九月三十日改任為非執行董事

劉錫康先生，劉錫淇先生，陳澤仲先生及卓育賢先生將依照本公司之章程細則第77及82條於即將召開之股東週年大會上告退，及有資格膺選連任。

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

獨立非執行董事之委任期限為一年直至二零零五年九月三十日及依照本公司細則用輪值告退方法委任。

DIRECTORS AND SERVICE CONTRACTS

The directors during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive director:
Hon Sheung Tin, Peter (re-designated from independent non-executive director on 30 September 2004)

Independent non-executive directors:
Ho Hau Chong, Norman
Chan Chak Chung (appointed on 30 September 2004)
Chuck Winston Calptor (appointed on 30 September 2004)
Hon Sheung Tin, Peter (re-designated as non-executive director on 30 September 2004)

In accordance with the Company's Bye-laws 77 and 82, Lau Sak Hong, Philip, Lau Sak Kai, Anthony, Chan Chak Chung and Chuck Winston Calptor will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the director being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Independent non-executive directors have been appointed for a term of one year until 30 September 2005 and are subject to retirement by rotation as required by the Company's Bye-laws.

董事之合約利益及關連交易

於本年度內，劉錫康先生，本集團主要股東，為本集團之一項非上市證券投資之減值提供個人擔保額達一千伍佰萬港元。（二零零四年：一千伍百萬港元）。

於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year, Mr. Lau Sak Hong, Philip, a major shareholder of the Group, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted investment in securities to the extent of HK$15 million (2004: HK$15 million).

Save as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

截至二零零五年三月三十一日,根據證券及期貨條例(「證券及期貨條例」)第XV部該部份要求依照證券及期貨條例第XV部之第7及8部份之定義(包括根據證券及期貨條例之定義,他們持有或被視為持有權益或淡倉)或按本公司根據證券及期貨條例第352條而設之登記冊所記錄,或根據上市公司董事進行證券交易的標準守則另行通知本公司及聯交所,各董事及主要行政人員於本公司及聯繫公司之股份中之權益及淡倉如下:

DIRECTORS' INTERESTS IN SECURITIES

As at 31 March 2005, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") to be notified to the Company and the Stock Exchange were as follows:

董事姓名	Name of director	長倉/淡倉 Long position/ short position	身分 Capacity	持股數目 Number of shares held	持股百份比 Approximate percentage of shareholding
執行董事:	**Executive directors:**				
劉錫康	Lau Sak Hong, Philip	長倉 Long position	實益擁有人 Beneficial owner	64,504,072	8.46%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有授控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.32%
			信託基金持有 *(附註c)* Held by trust *(note c)*	168,114,050	22.04%
					32.22%

董事之證券權益－續　DIRECTORS' INTERESTS IN SECURITIES – continued

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身分 Capacity	持股數目 Number of shares held	持股百分比 Approximate percentage of shareholding
劉錫淇	Lau Sak Kai, Anthony	長倉 Long position	實益擁有人 Beneficial owner	37,265,929	4.89%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有被控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.32%
					6.61%
劉錫澳	Lau Sak Yuk, Andy	長倉 Long position	實益擁有人 Beneficial owner	35,059,108	4.60%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有被控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.32%
					6.32%
非執行董事	**Non-executive director:**				
韓相田	Hon Sheung Tin, Peter	長倉 Long position	實益擁有人 Beneficial owner	194,645	0.03%
獨立非執行董事：	**Independent non-executive director:**				
卓育賢	Chuck Winston Calptor	長倉 Long position	實益擁有人 Beneficial owner	770,000	0.10%

董事之證券權益－續

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

此外，其他劉氏家族成員共持有3,114,283股股份。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於二零零五年三月三十一日並未有任何董事或主要行政人員於本公司或有關公司依據證券及期貨條例第十五條7及8部份規定須予存置之登記冊所載記錄顯示或根據上市公司條例第352條董事進行證券交易標準守則須知會本公司及聯交所擁有權益。

購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃（一九九七年計劃），董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。根據一九九七計劃授出購股權取高股份數量限額為當時股本之10%。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

DIRECTORS' INTERESTS IN SECURITIES – continued

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family").

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

In addition, other members of the Lau family held an aggregate of 3,114,283 shares.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 31 March 2005, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

SHARE OPTIONS

Under the Company's share option scheme which was approved and adopted at the special general meeting of the Company held on 7 April 1997 ("1997 Scheme") for a period of 4 years, for the primary purpose of providing incentives to directors and eligible employees, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The maximum number of shares in respect of which options may be granted under the 1997 Scheme is limited to 10% of the issued share capital from time to time. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

購股權計劃－續

購股權不可授予任何僱員如該僱員行使全部購股權時，將會引致其認購股數超過一九九七年計劃總股數之百分之二十五。授予購股權可於由授予日起28日內繳付1港元以示接受該購股權。持有每一購股權可以相關之行使價認購1股。當行使購股權時需全額繳付認購價。

SHARE OPTIONS – continued

No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for such number of shares, exceeding 25% of the aggregate number of shares for the time subject to the 1997 Scheme. The offer of a grant of share option may be accepted within 28 days from the date of offer with a payment of nominal consideration of HK$1 by the grantee. Each option gives the holder the right to subscribe for one share at the relevant exercise price. Full amount of the subscription price of the shares must be paid upon the exercise of options.

一九九七年計劃已於二零零一年四月六日到期，由此，沒有購股權可根據此一九九七計劃授出。根據一九九七年計劃已授出之購股權仍然有效。於本年度，根據一九九七計劃已授予之購股權變動情況如下：

The 1997 Scheme was expired on 6 April 2001 and thereafter, no more option could be granted pursuant to the 1997 Scheme. In respect of the option already granted under the 1997 Scheme, the provisions will remain in force. The movements of the outstanding options which have been granted to certain employees of the Group under the 1997 Scheme were as follows:

		購股權數目 Number of option shares		
擬予日期 Date of grant	行使價 Exercise price 港元 HK$	於二零零四年四月一日之購股權數目 Outstanding as at 1.4.2004	本年度內行使購股權數目 Exercised during the year	於二零零五年三月三十一日購股權數目 Outstanding as at 31.3.2005
2.7.1999	0.40	5,455,632	5,455,632	–

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「二零零二年計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與二零零二年計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme was approved and adopted at the special general meeting of the Company held on 12 September 2002 ("2002 Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the 2002 Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

根據二零零二年計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於二零零二年計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過當時已發行股份之30%。

The maximum number of shares options which may be issued upon exercise of all options to be granted under the 2002 Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

購股權計劃－續

於購股權授出之日的12個月內，各參與者（主要股東，獨立非執行董事及其親屬除外）行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日，股份之收市價，或授出日期前連續五個交易日股份平均收市價，或股份於授出日期之面值。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

本年度，根據二零零二年計劃已授予之購股權變動情況如下：

SHARE OPTIONS – continued

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 month period up to the date of the grant shall not exceed 1% of the shares in issue.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the outstanding options which have been granted to certain employees of the Group under the 2002 Scheme were as follows:

		購股權數目 Number of option shares			
擬予日期 Date of grant	**行使價 Exercise price** 港元 *HK$*	於二零零四年四月一日之購股權數目 **Outstanding as at 1.4.2004**	在本年內授予購股權數目 **Granted during the year**	本年度內行使購股權數目 **Exercised during the year**	於二零零五年三月三十一日購股權數目 **Outstanding as at 31.3.2005**
2.5.2003	0.40	6,700,500	–	2,000,000	4,700,500
10.10.2003	0.86	15,144,000	–	–	15,144,000
24.8.2004	0.808	–	3,000,000	–	3,000,000
2.11.2004	0.814	–	2,650,000	–	2,650,000
7.2.2005	0.67	–	1,500,000	–	1,500,000

本年度內根據一九九七年及二零零二年計劃，本公司沒有授予購股權予董事。

No share options were granted to the directors of the Company pursuant to the 1997 scheme and 2002 Scheme during the year.

購股權計劃－續

附註：

(1) 以上購股權由授出日起五年內行使。

(2) 本年度並無購股權失效或取消。

(3) 董事認為，由於不能準確釐定評估購股權價值之若干重要因素，故不適宜對在本年度授予購股權進行估值，根據多項推測性假設而評估購股權之價值，乃無意義，且可能誤導股東。

(4) 行使購股權當日之前一日，加權平均收市價為每股0.85港元。

(5) 於二零零四年八月二十四日購股權授出日之前一日，收市價為每股0.80港元。

(6) 於二零零四年十一月二日購股權授出日之前一日，收市價為每股0.81港元

(7) 於二零零五年二月七日購股權授出日之前一日，收市價為每股0.67港元。

SHARE OPTIONS – continued

Notes:

(1) The above options were granted for an exercise period of five years from the date of grant of the options.

(2) No option was lapsed or cancelled during the year.

(3) The directors consider it inappropriate to value the options granted during the year as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the options based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

(4) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.85.

(5) The closing price per share immediately before 24 August 2004, the date on which the options were granted, was HK$0.80.

(6) The closing price per share immediately before 2 November 2004, the date on which the options were granted, was HK$0.81.

(7) The closing price per share immediately before 7 February 2005, the date on which the options were granted, was HK$0.67.

購買股份或債券之安排

除根據本公司購股權計劃授予用以認購本公司股份之購股權外，本公司或其任何附屬公司於本年度內概無參與任何安排，使董事能藉此獲得本公司或其他任何法人團體之股份或債券而獲得利益。

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than options holding disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

主要股東

於二零零五年三月三十一日，根據本公司按證券及期貨條例第336條第十五部份規定而設置之主要股東權益及淡倉登記冊記錄所顯示，以下人仕（除上述披露有關董事所持之權益外）持有本公司已發行股本及相關股份百分之五或以上之股份權益：

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2005, the following person, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

姓名	Name	持有普通股股份數目 Number of ordinary shares in which interested	佔已發行股本之百分比 % of total issued shares
李裕章	Lee Yu Chiang	42,140,878	5.53%

除上述外，於二零零五年三月三十一日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

Save as mentioned above and in section of "Directors' Interests in Securities", as at 31 March 2005, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

購買、出售或贖回上市證券

本年度內，本公司在香港聯合交易所有限公司(「聯交所」)購回本公司股份詳情如下：

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased its shares on the Stock Exchange as follows:

月份	Month	購回每股0.40港元股份數目 Number of shares of HK$0.40 each repurchased	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總額 Aggregate consideration 千港元 HK$'000
二零零四年八月	August 2004	1,217,500	0.79	0.80	964
二零零四年十月	October 2004	850,000	0.80	0.81	685
		2,067,500			1,649

該等購回股份已全部註銷，而本公司已發行股本之面值亦相應減低。購回股份之溢價總額已在累計溢利中扣除。而相等於購回及註銷股份面值則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

股份優先購買權

本公司之公司細則或百慕達法例均無對優先購買權作出任何限制，故本公司毋需按比例向現有股東發售新股。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws in Bermuda.

主要供應商與客戶

本集團最大及首5間最大之客戶分別佔本集團營業總額16.5%及53.72%。

本集團最大首5間之供應商佔本集團購貨總額少於30%。

除上文所披露外，本公司董事或其關聯人仕或任何股東(據董事所知持有本公司股份多於5%)在5大客戶中並無持有任何權益。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 16.5% and 53.72% respectively of the Group's total turnover for the year.

Aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers.

薪酬政策

本集團員工之薪酬政策由薪酬委員會根據彼等之貢獻、資歷及能力制訂。該委員會成立於二零零四年十二月二十二日。

EMOLUMENT POLICY

The emolument policy of the employees of the Group is set up by the Remuneration Committee, which is established on 22 December 2004, on the basis of their merit, qualifications and competence.

本公司董事薪酬由薪酬委員會根據營運業績、個人表現及對比市場調查統計而決定。

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

本公司已採納一項購股權計劃作為對董事及合資格員工之獎勵，該計劃詳情列於財務報表附註29。

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme is set out in note 29 to the financial statements.

企業管治

董事局認為於截至二零零五年三月三十一日止年內，本公司一直遵照聯交所證券上市規則(「上市規則」)附錄14所載最佳應用守則。於二零零五年一月一日企業管治常規守則(「新守則」)已取代最佳應用守則，根據新守則，上市發行人需要由二零零五年一月一日起遵守新守則。

CORPORATE GOVERNANCE

In the opinion of the Directors of the Company, the Company has complied throughout the year ended 31 March 2005 with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). On 1 January 2005, the Code of Best Practices has been replaced by the Code of Corporate Governance Practice ("New Code"). Pursuant to the New Code, listed issuers are expected to comply with the code provisions starting from 1 January 2005.

另外，本集團已採納上市規則附錄10所載上市發行人董事進行證券交易之標準守則，作為本公司董事及指定僱員其職位及工作有可能掌握本集團尚未公佈有關股價敏感資料推行證券交易之守則。

Besides, the Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by Director of the Company and specified employees who, by reference to their positions and duties, are likely to be in possession of unpublished price sensitive information of the Group.

年度之獨立確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條而發出之年度獨立確認書。本公司認為所有獨立非執行董事均為獨立人士。

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

上市發行公司之董事對進行證券交易行為之標準守則遵守

本公司已採納上市規則附錄10所載之標準守則，作為本公司董事進行證券交易之行為守則。經本公司作出一項特定查詢後，所有董事確認彼等於二零零五年三月三十一日年度內已完全遵守標準守則所定之標準。

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its own code for dealing in securities of the Company by the directors. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard as set out in the Model Code during the year ended 31 March 2005.

充足公眾持股量
本公司於截至二零零五年三月三十一日止年度內一直維持充足之公眾持股量。

SUFFICIENCY OF PUBLIC FLOAT
The Company has maintained a sufficient public float throughout the year ended 31 March 2005.

核數師
由二零零二年四月一日至二零零四年三月三十一日止這兩年，本公司之核數師由摩斯倫•馬賽會計師事務所擔任，而截至二零零五年三月三十一日止之會計年度則由德勤•關黃陳方會計師行擔任。

有關重選德勤•關黃陳方會計師行為本公司核數師之決議案將於即將召開之股東週年大會上提呈。

AUDITORS
For the two years from 1 April 2002 to 31 March 2004, Messrs. Moores Rowland Mazars acted as auditors of the Company while Messrs. Deloitte Touche Tohmatsu acted as auditors of the Company for the year ended 31 March 2005.

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

承董事局命
主席
劉錫康

香港，二零零五年七月二十三日

On behalf of the Board
Lau Sak Hong, Philip
CHAIRMAN

Hong Kong, 23 July 2005

Deloitte.
德勤

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

本核數師以下簡稱「本所」已完成審核載於第23頁至81頁按照香港普遍接納之會計準則編製之財務報告。

We have audited the financial statements on pages 23 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之財務報告。在編製該等財務報告時,董事必須貫徹採用合適之會計政策。

本所之責任是根據本所審核工作之結果,對該等財務報告表達獨立的意見,並僅向股東作出報告,而不作其他用途。本所不會就本報告之內容對任何其他人士承擔義務或法律責任。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

本所是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報告時所作之重大估計和判斷及所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並足夠地披露該等會計政策。

本所在策劃和進行審核工作時,均以取得一切本所認為必需之資料及解釋為目標,使本所能獲得充份之憑證,就該等財務報告是否存有重要錯誤陳述,作出合理之確定。在表達意見時,本所亦已衡量該等財務報告所載之資料在整體上是否足夠。本所相信,本所之審核工作已為下列意見建立了合理之基礎。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本所認為該等財務報告均真實與公平地反映貴公司及貴集團於二零零五年三月三十一日之財政狀況及貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

德勤•關黃陳方會計師行
執業會計師

香港
二零零五年七月二十三日

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
23 July 2005

綜合損益表

For the year ended 31 March 2005 截至二零零五年三月三十一日止年度

		附註 Notes	2005 千港元 HK$'000	2004 千港元 HK$'000
營業額	Turnover	4	**1,647,423**	1,837,045
銷售成本	Cost of sales		**(1,460,028)**	(1,589,259)
毛利	Gross profit		**187,395**	247,786
其他收益	Other operating income	5	**33,507**	29,577
分銷成本	Distribution costs		**(59,614)**	(65,140)
行政費用	Administrative expenses		**(95,898)**	(101,726)
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities		**(1,047)**	–
其他投資之未變現(虧損)盈利	Unrealised holding (loss) gain on other investments		**(5,073)**	3,425
投資物業重估盈餘(虧損)	Surplus (deficit) on revaluation of investment properties		**7,290**	(6,618)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries		**(2,688)**	(2,688)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**–**	3,844
經營溢利	Profit from operations	6	**63,872**	108,460
融資成本	Finance costs	8	**(6,726)**	(5,989)
應佔聯營公司虧損	Share of losses of associates		**(378)**	(868)
除税前溢利	Profit before taxation		**56,768**	101,603
税項	Taxation	9	**(5,672)**	(720)
未扣除少數股東權益前溢利	Profit before minority interests		**51,096**	100,883
少數股東權益	Minority interests		**(548)**	(818)
本年度溢利淨額	Net profit for the year		**50,548**	100,065
股息	Dividends	10	**30,491**	50,995
每股盈利	Earnings per share			
一基本	– Basic	11	**6.6 cents**	13.7 cents
一攤薄	– Diluted	11	**6.6 cents**	13.5 cents

綜合資產負債表

At 31 March 2005 於二零零五年三月三十一日

		附註 Notes	2005 千港元 HK$'000	2004 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
投資物業	Investment properties	12	**61,100**	53,810
物業、機器及儀器	Property, plant and equipment	13	**297,157**	286,330
產品發展成本	Product development costs	14	**1,646**	–
商譽	Goodwill	15	**9,149**	11,837
應佔聯營公司權益	Interest in associates	18	**1,780**	2,016
證券投資	Investments in securities	19	**24,134**	25,181
			394,966	379,174
流動資產	**Current assets**			
存貨	Inventories	20	**303,770**	303,707
待售物業	Properties for sale	21	**1,453**	6,158
應收賬項、按金及預付款項	Debtors, deposits and prepayments	22	**178,738**	238,504
應收聯營公司賬項	Amounts due from associates	23	**2,919**	2,800
可收回税款	Taxation recoverable		**2,665**	572
證券投資	Investments in securities	19	**33,737**	30,861
銀行結存及現金	Bank balances and cash		**57,551**	61,275
			580,833	643,877
流動負債	**Current liabilities**			
應付賬項及應計費用	Creditors and accrued charges	24	**176,290**	234,100
客戶按金	Customers' deposits		**–**	908
應付聯營公司賬項	Amount due to an associate		**2,809**	2,800
應付税項	Taxation payable		**546**	470
一年內到期之貸款	Borrowings – amount due within one year	25	**110,153**	114,378
一年內到期之租購合約承擔	Obligation under a hire purchase contract – amount due within one year	26	**–**	62
			289,798	352,718
流動資產淨值	**Net current assets**		**291,035**	291,159

綜合資產負債表

At 31 March 2005 於二零零五年三月三十一日

		附註 Notes	2005 千港元 HK$'000	2004 千港元 HK$'000
總資產減流動負債	**Total assets less current liabilities**		**686,001**	670,333
非流動負債	**Non-current liabilities**			
遞延税項	Deferred taxation	27	**1,324**	–
			684,677	670,333
少數股東權益	**Minority interests**		**1,553**	1,365
資產淨值	Net assets		**683,124**	668,968
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	28	**305,043**	302,888
儲備	Reserves		**378,081**	366,080
股東資金	Shareholders' funds		**683,124**	668,968

第23頁至81頁所載之財務報告書，經於二零零五年七月二十三日由董事局核准及授權刊發，並由下列董事代表簽署：

The financial statements on pages 23 to 81 were approved and authorised for issue by the Board of Directors on 23 July 2005 and are signed on its behalf by:

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

資產負債表

At 31 March 2005 於二零零五年三月三十一日

		附註 Notes	2005 千港元 HK$'000	2004 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
應佔附屬公司權益	Interest in subsidiaries	17	**725,652**	673,596
證券投資	Investments in securities	19	**94**	1,141
			725,746	674,737
流動資產	Current assets			
預付款項	Prepayments		**7**	–
應收聯營公司賬項	Amounts due from group associates		**2,800**	2,800
銀行結存及現金	Bank balances and cash		**320**	245
			3,127	3,045
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges		**920**	591
流動資產淨額	Net current assets		**2,207**	2,454
總資產減流動負債	Total assets less current liabilities		**727,953**	677,191
非流動負債	Non-current liabilities			
應付附屬公司賬項	Amounts due to subsidiaries		**122,356**	79,138
資產淨值	Net assets		**605,597**	598,053
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	28	**305,043**	302,888
儲備	Reserves	30	**300,554**	295,165
股東資金	Shareholders' funds		**605,597**	598,053

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31 March 2005 截至二零零五年三月三十一日止年度

		股本 Share capital 千港元 HK$'000	股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	THE GROUP										
於二零零三年四月一日	At 1 April 2003	268,742	51,206	37,138	11,571	(3,688)	1,682	3,551	46,269	122,813	539,284
折算香港以外業務所產生之匯兌差額	Exchange difference arising on translation of operations outside Hong Kong not recognised in consolidated income statement	-	-	-	-	-	-	2,071	-	-	2,071
發行股份	Issue of shares	30,000	36,000	-	-	-	-	-	-	-	66,000
因行使購股權發行之股份	Issue of shares upon exercise of share options	4,862	-	-	-	-	-	-	-	-	4,862
發行股份費用	Share issue expenses	-	(3,424)	-	-	-	-	-	-	-	(3,424)
贖回股份之折讓	Net discount on repurchase of shares	-	-	-	-	-	-	-	-	5	5
贖回之股份	Repurchase of shares	(716)	-	-	-	-	-	-	-	-	(716)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	-	716	(716)	-
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	-	-	-	-	-	-	196	-	-	196
本年度溢利淨額	Net profit for the year	-	-	-	-	-	-	-	-	100,065	100,065
已付股息	Dividends paid	-	-	-	-	-	-	-	-	(39,375)	(39,375)
於二零零四年三月三十一日及二零零四年四月一日	At 31 March 2004 and 1 April 2004	302,888	83,782	37,138	11,571	(3,688)	1,682	5,818	46,985	182,792	668,968
折算香港以外業務所產生之匯兌差額	Exchange difference arising on translation of operations outside Hong Kong not recognised in consolidated income statement	-	-	-	-	-	-	3,948	-	-	3,948
因行使購股權發行之股份	Issue of shares upon exercise of share options	2,982	-	-	-	-	-	-	-	-	2,982
贖回股份之溢價	Premium on repurchase of shares	-	-	-	-	-	-	-	-	(822)	(822)
贖回之股份	Repurchase of shares	(827)	-	-	-	-	-	-	-	-	(827)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	-	827	(827)	-
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	-	-	-	-	-	-	360	-	-	360
本年度溢利淨額	Net profit for the year	-	-	-	-	-	-	-	-	50,548	50,548
已付股息	Dividends paid	-	-	-	-	-	-	-	-	(42,033)	(42,033)
於二零零五年三月三十一日	**At 31 March 2005**	**305,043**	**83,782**	**37,138**	**11,571**	**(3,688)**	**1,682**	**10,126**	**47,812**	**189,658**	**683,124**
於二零零四年三月三十一日應歸於:	At 31 March 2004 Attributable to:										
一本公司及附屬公司	– the Company and subsidiaries	302,888	83,782	37,138	11,571	(3,688)	1,682	6,007	46,985	189,354	675,719
一聯營公司	– associates	-	-	-	-	-	-	(189)	-	(6,562)	(6,751)
		302,888	83,782	37,138	11,571	(3,688)	1,682	5,818	46,985	182,792	668,968
於二零零五年三月三十一日應歸於	At 31 March 2005 Attributable to:										
一本公司及附屬公司	– the Company and subsidiaries	305,043	83,782	37,138	11,571	(3,688)	1,682	10,315	47,812	193,838	687,489
一聯營公司	– associates	-	-	-	-	-	-	(189)	-	(4,176)	(4,365)
		305,043	83,782	37,138	11,571	(3,688)	1,682	10,126	47,812	189,658	683,124

綜合現金流量表

For the year ended 31 March 2005 截至二零零五年三月三十一日止年度

		2005 千港元 HK$'000	2004 千港元 HK$'000
營運產生之現金	Cash inflows from operating activities		
除稅前溢利	Profit before taxation	**56,768**	101,603
調整：	Adjustments for:		
應佔聯營公司虧損	Share of losses of associates	**378**	868
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	**2,688**	2,688
重估投資物業之(溢利)虧損	(Surplus) deficit on revaluation of investment properties	**(7,290)**	6,618
攤銷產品開發成本	Amortisation of product development costs	**86**	–
物業、機器及儀器折舊	Depreciation and amortisation of property, plant and equipment	**47,016**	38,556
其他投資之股息收入	Dividend income from other investments – listed	**(394)**	(565)
回購股份經紀佣金	Brokerage expenses on redemption of shares	**8**	7
銀行及其他貸款利息	Interest on bank and other borrowings	**6,723**	5,979
租購合約承擔之利息	Interest on obligations under a hire purchase contract	**3**	10
已收利息	Interest income	**(292)**	(238)
出售其他投資溢利	Gain on disposal of other investments	**–**	(2,601)
其他投資未確認虧損(溢利)	Unrealised holding loss (gain) on other investments	**5,073**	(3,425)
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities	**1,047**	–
壞賬準備	Allowance for doubtful debts	**1,900**	5,754
陳舊及滯銷存貨減價準備淨額	Net allowance for obsolete and slow-moving inventories	**1,367**	4,843
出售物業、機器及儀器之虧損	Loss on disposal of property, plant and equipment	**105**	531
出售聯營公司溢利	Gain on disposal of an associate	**(142)**	–
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**–**	(3,844)
集團公司往來賬滙率變動	Effect of foreign exchange rate charge on inter-company balances	**4,010**	2,262
營運資本變動前之營運產生現金流入	Operating cash flows before movement in working capital	**119,054**	159,046
存貨增加	Increase in inventories	**(1,430)**	(70,729)
待售物業減少	Decrease in properties for sale	**4,705**	14,132
應收賬款、按金及預付款項減少(增加)	Decrease (increase) in debtors, deposits and prepayments	**57,866**	(71,902)
其他投資(增加)減少	(Increase) decrease in other investments	**(7,949)**	16,590
應收聯營公司賬項增加	Increase in amount due to an associate	**9**	–
應付賬款及應計費用(減少)增加	(Decrease) increase in creditors and accrued charges	**(57,810)**	3,294
客戶訂金(減少)增加	(Decrease) increase in customers' deposits	**(908)**	14,009

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31 March 2005 截至二零零五年三月三十一日止年度

		2005 千港元 HK$'000	2004 千港元 HK$'000
營運產生之現金	Cash generated from operations	**113,537**	64,440
退回香港利得稅	Hong Kong Profits Tax (paid) refunded	**(2,918)**	26
其他地區稅項支付	Taxation in other jurisdictions paid	**(3,447)**	(1,254)
已付銀行及其他貸款利息	Interest on bank and other borrowings paid	**(6,723)**	(5,979)
已付一租購合約承擔之利息	Interest on obligations under a hire purchase contract paid	**(3)**	(10)
經營業務所得之現金淨額	Net cash generated from operating activities	**100,446**	57,223
投資業務現金流	Cash flows from investing activities		
購買物業、機器及儀器款項	Purchase of investing properties and property, plant and equipment	**(58,042)**	(74,918)
產品開發成本支付	Product development costs paid	**(1,732)**	–
貸款予聯營公司	Advances to associates	**(119)**	(300)
其他投資之股息收入	Dividend income from other investments	**394**	565
已收利息	Interest received	**292**	238
出售物業、機器及儀器所得款項	Proceeds from disposal of property, plant and equipment	**32**	550
投資業務所用之現金淨額	**Net cash used in investing activities**	**(59,175)**	(73,865)
融資業務現金流	Cash flows from financing activities		
已支付股息	Dividends paid	**(42,033)**	(39,375)
信託收據及入口貸款現金淨(流出)流入	Net cash (outflow) inflow from trust receipts and import loans	**(15,842)**	26,346
購回股份包括佣金費用	Repurchases of shares including brokerage expenses	**(1,657)**	(718)
償還租購合約之承擔	Repayment of obligations under a hire purchase contract	**(62)**	(60)
其他短期貸款流入(流出)之現金淨額	Net cash inflow (outflow) from short term loans	**9,171**	(1,150)
因行使購股權而發行股份之所得款項	Proceeds from issue of shares upon exercise of share options	**2,982**	4,862
債權貼現貸款流入之現金淨額	Net cash inflow from debt factoring loans	**1,469**	5,900
發行股份	Issue of shares	**-**	66,000
發行股份之費用	Share issue expenses	**-**	(3,424)
長期貸款流出之現金	Cash outflow to long term loans	**-**	(31,400)
融資活動(所用)獲得之現金淨額	**Net cash (used in) generated from financing activities**	**(45,972)**	26,981
現金及現金等值之(減少)增加	**Net (decrease) increase in cash and cash equivalents**	**(4,701)**	10,339
本年初現金及現金等值金額	**Cash and cash equivalents at beginning of the year**	**60,701**	50,362
年終現金及現金等值金額	**Cash and cash equivalents at end of the year**	**56,000**	60,701
代表:	Represented by:		
銀行結餘及現金	Bank balances and cash	**57,551**	61,275
銀行透支	Bank overdrafts	**(1,551)**	(574)
		56,000	60,701

1. 概述

本公司乃一間於百慕達註冊成立之獲豁免有限公司。其股份在香港聯交所上市。

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品，證券買賣及物業發展。

2. 近期頒佈之會計準則產生之潛在影響

香港會計師公會於二零零四年頒佈多項全新或經修訂之香港會計準則及香港財務申報準則(「香港財務申報準則」)(統稱(「新香港財務申報準則」))，並由二零零五年一月一日或其後開始之會計期間生效。本公司於編製截至二零零五年三月三十一日止年度之財務報表時除了新香港財務申報準則第三條－企業合併(「新香港財務申報準則第三條」)，並無提前採納該等新香港財務申報準則。

新香港財務申報準則第三條適用於企業合併協議日期在二零零五年一月一日或之後。本集團於二零零五年一月一日或之後並沒有簽訂任何企業合併協議，因此新香港財務申報準則第三條對於本集團編製截至二零零五年三月三十一日之財務報表並沒有任何影響。

本集團已就該等新香港財務申報準則之潛在影響進行評估，惟尚未能確定該等新香港財務申報準則會否對其經營業績及財務狀況之呈列方式造成重大影響。該等新香港財務申報準則未來可能會令業績及財務狀況之呈列方式出現變動。

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products, securities trading and property development.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for HKFRS 3 "Business Combinations" ("HKFRS 3"). The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1 January 2005. The Group has not entered into any business combination for which the agreement date is on or after 1 January 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31 March 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. 主要會計準則

本財務報告乃根據歷史成本常規法編製，並就若干投資物業及證券投資之重估而予以修訂，亦根據香港普遍接納之會計準則編製。所採納之主要會計政策載列如下：

綜合賬目準則

綜合財務報告乃將本公司及其附屬公司（統稱「集團」）截至每年三月三十一日止之財務報告合併。

本年度所購入或出售之附屬公司之業績，已分別由購入有效日期起及截至出售有效日期止計入綜合損益表內。

本集團內各公司之間所有重要交易及結餘經已於編製綜合賬目時被撇除。

商譽

收購所產生之商譽指收購成本超出本集團分佔該附屬公司或聯營公司在收購日之可認定資產及負債公允價值之數額。

在二零零一年四月一日前收購產生之商譽繼續列於儲備中，待於出售附屬公司或聯營公司或於商譽被確認為減值時於損益表中扣除。

在二零零一年四月一日後收購產生之商譽被資本化並根據其可用之經濟年限以直線方法攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表中分別列出。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") made up to 31 March each year.

The results of subsidiaries acquired and disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 April 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

3. 主要會計準則－續

負商譽

負商譽乃指本集團分佔該附屬公司或聯營公司在收購日期可認定資產及負債之公允價值超出收購成本之數額。

在二零零一年四月一日前收購產生之負商譽列於儲備中，待於出售附屬公司或聯營公司時在損益表中確認為收入。

在二零零一年四月一日後因收購而產生之負商譽須於資產中扣除。倘負商譽乃關於收購計劃所納入且能可靠計算之預期未來虧損及開支，則該部份之負商譽將於確認未來虧損及開支時在綜合損益表中確認為收入。其餘的負商譽乃以有系統基準按所收購之可折舊／可攤銷資產之餘下平均可用年限於綜合損益表中予以確認。負商譽之數額高於所收購非貨幣資產，則即時確認為收入。

負商譽產生於收購聯營公司須於該聯營公司之賬面值扣除。負商譽產生於收購附屬公司須於資產負債表內分別列出從資產中扣除。

收入確認

貨品銷售乃於貨品付運及擁有權轉讓後確認入賬。

出售短期投資之收入於出售合同完成後入賬。

投資於衍生工具之收益（虧損）按有關之合約屆滿後予以確認。

利息收入按未償還本金之金額及適用利率以時間比例基準累計。

股息收入乃於股東已確定收取股息之權利後予以確認。

3. SIGNIFICANT ACCOUNTING POLICIES – *continued*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1 April 2001 is presented as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Sales of investments in securities are recognised when the sales contracts are completed.

Gain or loss on investments in derivative instruments is recognised when the terms of the relevant contract expire.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

3. 主要會計準則－續

收入確認－續

佣金收入乃於有關服務完成後確認。

租金收入，包括預先收取經營租賃物業所得之租金，以直線法按有關租賃年期確認。

物業發展銷售收益確認乃根據簽訂銷售合約或當有關物業之入伙許可書由有關之政府部門簽發，以較後者為準。在這時期前已收取由購買者支付的金額記錄為已收銷售物業訂金並列作流動負債。

借貸成本

借貸成本直接用於購買、建設或建造符合資產定義之資產，而該等資產在投入預定用途或出售需要一段長時間，信貸成本資本化列作該資產之部份成本。該等借貸成本於資產大致完成準備投入預定用途或出售時終止撥作資本。

一切其他借貸成本於產生時入賬列為開支。

租賃及租購合約

凡將資產所有權之大部份風險及回報轉予本集團之租約，均列為財務租賃。根據財務租賃及租購合約持有之資產乃按訂立租約當日之公平價值或最低租金承擔之現值，以較低為準，撥作資產。財務租賃及租購合約承擔之未償還本金部分乃列作本集團之債務。財務成本乃指財務租賃及租購合約承擔總額與訂立租約時所購入之公平資產值間之差額，乃按各財務租賃及租購合約之年期計算而成的不變週期比率，於每年債務餘額上自損益表內扣除。

一切其他租約均列為營業租約，應付及應收之租金均以直線法按租約年期於損益表內確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Commission income is recognised when services are rendered.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective authority, whichever is later. Payment received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Leases and hire purchase contracts

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases and hire purchase contracts are capitalised at their fair values at the dates of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as an obligation of the Group. Finance costs, which represent the difference between the total leasing and hire purchase commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases and hire purchase contracts so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

3. 主要會計準則－續

投資物業

投資物業乃指就其投資潛力而持有之已落成物業，其租金乃在公平磋商原則下訂定。

投資物業乃依據於結算日獨立專業估值之公開市值入賬。任何因重估投資物業而產生之增值或減值，會於投資物業重估儲備中計入或抵銷，除非該儲備不足以填補重估值之減少，則虧損之餘額會在損益表內扣除。倘減值於收益表中扣除後出現重估盈餘，該等盈餘將計入損益表，惟數額以之前扣除之虧損為限。

當出售投資物業，該物業所佔投資物業重估儲備餘額即轉撥往損益表。

以租賃持有而尚餘年期（包括重續時期）為二十年以上之投資物業不予提折舊。

物業、機器及儀器

物業、機器及儀器，在建工程除外，按成本值或估價值減折舊及累積減值虧損入賬。

本集團於一九九一年重估某些土地及樓宇，這些資產因重估而產生之盈餘將計入其他物業重估儲備內。倘若這些物業賬面淨值減少之數額超過因對上一次重估而於其他物業重估儲備中持有之盈餘（如有），則該減少之數額將自損益表內扣除。在出售資產後，於往年未轉撥至累計溢利之應佔重估盈餘將轉撥至累計溢利。

3. *SIGNIFICANT ACCOUNTING POLICIES – continued*

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income derived therefrom being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is 20 years or less.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less depreciation and amortisation and accumulated impairment losses.

Certain of the Group's land and buildings were revalued in 1991 and the surplus arising on revaluation of those assets was credited to the other property revaluation reserve. Any decrease in net carrying amount of those properties in the future will be charged to the income statement to the extent that it exceeds the surplus, if any, held in the other property revaluation reserve relating to previous revaluation of that particular asset. On the subsequent sale of assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years will be transferred to accumulated profits.

3. 主要會計準則－續

物業、機器及儀器－續

座落香港之租約土地乃根據香港會計師公會頒佈之會計實務準則第17條「物業、機器及儀器」之安排，按租約之尚餘年期以直線法按預期基礎攤銷。

座落香港之租約樓宇之成本值或估價值按四十年以每年等份作出折舊。座落香港以外之中期租約土地及樓宇之成本按五十年或租約之尚餘年期，以年期較短者為準，以每年等份攤銷。

在建工程乃按成本減累計減值虧損列賬。成本包括發展成本及該項工程之其他直接成本。在建工程並無折舊。於建築完成時，該等資產會分類為物業、機器及儀器之適當類別。

其他物業、機器及儀器之折舊均按其預計可使用年期，以遞減除額法按下列年率撇銷其成本值：

電腦設備	25%
傢俬、裝置及設備	10－25%
汽車	20－25%
廠房及機器	15－30%

以財務租賃方式持有之資產均按其預計可使用年期或租賃年期，以年期較短者為準，以自置資產相同之基準予以折舊。

以租購合約方式持有之資產均按其預計可使用年期，以本集團自置資產相同之基準予以折舊。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Leasehold land in Hong Kong is amortised on a straight line basis over the remaining unexpired terms of the leases on a prospective basis in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 17 "Property, plant and equipment" issued by the HKICPA.

The cost or valuation of leasehold buildings in Hong Kong is depreciated over forty years by equal annual instalments. The cost of medium term leasehold land and buildings outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases, by equal annual instalments.

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. 主要會計準則－續

研究及開發支出

研究活動之支出於產生期間確認開支。

內部產生之無形資產如符合下列所有條件會被確認：

－ 資產項目之形成能夠界定清晰；

－ 該資產項目能夠帶來經濟效益；及

－ 該資產項目開發成本能夠確實的計量。

當內部產生之無形資產未能確認，則開發支出會於產生期間確認為支出。

附屬公司之投資

附屬公司之投資乃按賬面值減任何已確認減值虧損後列於本公司資產負債表內。

聯營公司之投資

綜合損益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之聯營公司權益則按本集團應佔聯營公司之資產列賬。

共同控制營運之投資

本集團訂定一項合營協議，據此達成共同控制營運業務。共同控制營運業務內之資產及負債根據其性質以權債發生制之原則在有相關公司之資產負債表內確定。在確定共同控制營運業務之收益及其相關之開支可會帶來經濟收益時，本集團把分佔之收益入賬。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset is recognised only if all of the following conditions are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

When no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at carrying value less any identified impairment loss.

Interest in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

Interest in jointly controlled operations

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share of the income from jointly controlled operations together with the expenses that it incurs are included in the income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

3. 主要會計準則 – 續

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價減除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

待售物業

待售物業按成本值或可變現淨值兩者之較低值入賬。成本值包括發展中土地之成本及直接成本。

證券投資

證券投資購入時以成本計算並在結算日以當日交易日基準確認入賬。

其後之財務報告日，本集團對已表明有意並有能力持有直至到期（持有直至到期證券）之債務證券乃按攤銷成本值減任何已確認減值虧損以反映不可收回數額而計算。購入持有直至到期證券所產生任何折讓或溢價乃按有關證券投資年期與其他應收投資收入合計，因而每年度之已確認收入均可反映投資所得之固定收益。

除持有至到期日債券外，所有投資均分類為投資證券及其他投資。

就既定長期策略目的而持有之投資證券均於日後滙報日期按成本計算，並減去任何減值虧損（暫時虧損者除外）。

其他投資乃按公平價值計算，而未變現盈利及虧損乃計入是年度損益表。

衍生工具投資

衍生工具投資為以短期目的持有並與證券相關之投資工具，按成本價或按該證券於年結日時市值作出估計之公平價值兩者之較低值入賬。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

Properties for sale

Properties for sale are stated at the lower of cost and net realisable value. Cost comprises of the cost of the land together with direct costs attributable to the completion of the properties.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity debt security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Investments in derivative instruments

Investments in derivative instruments, which are equity-linked instruments held for short-term purposes, are stated at fair value estimated with reference to the market value of the underlying equity securities at the balance sheet date.

3. 主要會計準則－續

減值

於各結算日，本集團審閱集團之有形資產及無形資產之賬面值以釐定有否任何跡象顯示減值虧損。若資產可收回價值預期少於賬面值，該資產賬面值將減至可收回價值。減值虧損當年在損益表中扣除。惟該資產在另一會計實務準則規定下以重估值列賬，減值虧損在該會計實務準則規定視作重估減值處理。

倘減值虧損其後逆轉，則該資產之賬面值將增至重新估計之可收回金額，惟所修訂的賬面值不得超越該資產於過去年度出現減值虧損前所釐定之賬面值。減值虧損減少之數額須隨即列作收入，除非有關資產乃根據另一會計實務準則按重估值列賬，此情況下減值虧損減少之數按該會計實務準則視作重估增值處理。

稅項

所得稅開支指當期應付之稅項及遞延稅項之總和。

當期應付之稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於收益表所列之純利。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods, and it further excludes income statement items that are never taxable or deductible.

3. 主要會計準則－續

稅項－續

遞延稅項指預期就財務報表所列資產及負債賬面值與計算應課稅溢利時所用相關稅基兩者之差額而應付或可退回之稅項，按資產負債表負債法計算入賬。遞延稅項負債一般就一切應課稅暫時差額確認入賬，而遞延稅項資產則於可能有應課稅溢利以供動用可扣減暫時差額抵銷時確認入賬。倘產生暫時差額因並不影響應課稅溢利或會計溢利之交易商譽（或負商譽）或首次確認（業務合併除外）其他資產及負債而產生，則不會將該等資產及負債確認入賬。

遞延稅項負債就附屬公司投資所產生之應課稅暫時差額確認入賬，惟本集團可控制暫時差額之撥回而暫時差額不大可能於可預見將來撥回則除外。

遞建稅項資產之賬面值於各結算日檢討，當應課稅溢利可能不再足以收回所有或部份資產時將予調低。

遞延稅項按預期適用於償還負債或變現資產期間之稅率計算。遞延稅項在收益表扣除或入賬，惟涉及直接在股東資金扣除或入賬項目之遞延稅項則亦會計入股東資金。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Taxation – continued

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) or other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計準則－續

外幣兌換

外幣交易乃按交易日之兌換率換算。其他以外幣結算之貨幣性資產及負債均按年結日之兌換率換算入賬。外幣換算所產生之盈虧計入當年損益表內。

於綜合賬內，香港以外之附屬公司，共同控制實體及聯營公司之財務報告以淨投資方法換算為港元。海外附屬公司，共同控制實體及聯營公司之損益表以加權平均滙率換算為港元，資產負債表以資產負債表當日滙率換算為港元。於換算時所產生之兌換差額均計入換算儲備內。

退休福利計劃

對國家管理之退休福利計劃及強制性公積金計劃作出之供款於到期應付時列作支出。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefit schemes

Payments to state-managed retirement benefit scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses as they fall due.

4. 分類資料

(a) 業務分佈

本集團業務由三個分部組成，分別是電子產品設計、製造及銷售，證券買賣及物業發展。本集團之分類資料主要報告這些分部之資料。

(i) 按本集團業務分類之營業額及業績如下：

4. SEGMENT INFORMATION

(a) Business segments

The Group is organised into three operating divisions, namely design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零五年三月三十一日止年度	**Year ended 31 March 2005**				
營業額	TURNOVER	1,625,496	16,682	5,245	1,647,423
分部業績	SEGMENT RESULTS	55,688	1,054	(452)	56,290
利息收入	Interest income				292
投資物業重估盈餘	Surplus on revaluation of investment properties				7,290
經營溢利	Profit from operations				63,872
融資成本	Finance costs				(6,726)
應佔聯營公司虧損	Share of losses of associates				(378)
除稅前溢利	Profit before taxation				56,768
稅項	Taxation				(5,672)
未扣除少數股東權益前溢利	Profit before minority interests				51,096
少數股東權益	Minority interests				(548)
本年度淨溢利	Net profit for the year				50,548
其他資料	OTHER INFORMATION				
增購物業，機器及儀器	Additions of property, plant and equipment	58,042	-	-	58,042
呆壞帳撥備	Allowance for doubtful debts	1,900	-	-	1,900
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	2,688	-	-	2,688
攤銷產品開發成本	Amortisation of product development costs	86	-	-	86
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	47,001	-	15	47,016
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities	1,047	-	-	1,047
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow moving inventories	1,367	-	-	1,367
產品開發成本	Product development cost capitalised	1,732	-	-	1,732
其他投資之未變現盈餘	Unrealised holding loss on other investments	-	5,073	-	5,073

4. 分類資料－續

(a) 業務分佈－續

(i) 按本集團業務分類之營業額及業績如下：－續

4. SEGMENT INFORMATION – continued

(a) Business segments – continued

(i) An analysis of the Group's turnover and results by business segments is as follows: – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products HK$'000	證券買賣 Securities trading HK$'000	物業發展 Property development HK$'000	合計 Consolidated HK$'000
截至二零零四年三月三十一日止年度	Year ended 31 March 2004				
營業額	TURNOVER	1,769,043	51,798	16,204	1,837,045
分部業績	SEGMENT RESULTS	100,886	11,030	2,924	114,840
利息收入	Interest income				238
投資物業重估虧損	Deficit on revaluation of investment properties				(6,618)
經營溢利	Profit from operations				108,460
融資成本	Finance costs				(5,989)
應佔聯營公司虧損	Share of losses of associates				(868)
除稅前溢利	Profit before taxation				101,603
稅項	Taxation				(720)
未扣除少數股東權益前溢利	Profit before minority interests				100,883
少數股東權益	Minority interests				(818)
本年度淨溢利	Net profit for the year				100,065
其他資料	OTHER INFORMATION				
增購投資物業	Additions of investment properties	–	–	200	200
增購物業、機器及儀器	Additions of property, plant and equipment	74,718	–	–	74,718
呆壞帳撥備	Allowance for doubtful debts	5,754	–	–	5,754
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	2,688	–	–	2,688
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	38,532	–	24	38,556
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	4,843	–	–	4,843
其他投資之未變現虧損	Unrealized holding gain on other investments	–	3,425	–	3,425

4. 分類資料－續

(a) 業務分佈－續

(ii) 按本集團業務分類之資產負債表如下：

4. SEGMENT INFORMATION – continued

(a) Business segments – continued

(ii) An analysis of the Group's balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
於二零零五年三月三十一日	**At 31 March 2005**				
資產	ASSETS				
分部資產	Segment assets	**771,376**	**33,830**	**14,608**	**819,814**
應佔聯營公司權益	Interests in associates				**1,780**
未分配集團之資產	Unallocated corporate assets				**154,205**
合計總資產	Consolidated total assets				**975,799**
負債	LIABILITIES				
分部負債	Segment liabilities	**176,049**	**-**	**241**	**176,290**
未分配集團之負債	Unallocated corporate liabilities				**114,832**
合計總負債	Consolidated total liabilities				**291,122**
於二零零四年三月三十一日	At 31 March 2004				
資產	ASSETS				
分部資產	Segment assets	868,970	46,613	9,922	925,505
應佔聯營公司權益	Interests in associates				2,016
未分配集團之資產	Unallocated corporate assets				95,530
合計總資產	Consolidated total assets				1,023,051
負債	LIABILITIES				
分部負債	Segment liabilities	231,174	695	3,202	235,071
未分配集團之負債	Unallocated corporate liabilities				117,647
合計總負債	Consolidated total liabilities				352,718

4. 分類資料－續

(b) 地區分佈

(i) 電子產品設計，製造及銷售截至二零零五年三月三十一日及二零零四年三月三十一日這二年每年之銷售分佈如下：

4. SEGMENT INFORMATION – continued

(b) Geographical segments

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for each of the two years ended 31 March 2005 and 31 March 2004 is as follows:

		2005 千港元 HK$'000	2004 千港元 HK$'000
南北美洲	North and South America	**750,175**	788,829
歐洲	Europe	**380,063**	404,367
香港	Hong Kong	**368,735**	423,659
中國	Mainland China	**70,519**	16,115
日本及韓國	Japan and Korea	**34,580**	103,770
其他國家	Other countries	**21,424**	32,303
		1,625,496	1,769,043

本集團之證券買賣主要在香港進行。

The Group's turnover in respect of the securities trading segment is principally related to transactions carried out in Hong Kong.

本集團之物業發展交易主要在中國進行。

The Group's turnover for property development is principally related to transactions carried out in Mainland China.

(ii) 投資物業、物業、機器及儀器以及無形資產以地區分佈分析分部資產之賬面值增加：

(ii) An analysis of the carrying amount of segment assets and additions to investment properties, property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located:

		分部資產賬面值 Carrying amount of segment assets		投資物業、物業、機器及儀器和無形資產之增加 Additions to investment properties, property, plant and equipment and intangible assets	
		2005 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000	2004 千港元 HK$'000
香港	Hong Kong	**343,296**	406,396	**2,948**	1,025
中國	Mainland China	**537,842**	546,702	**56,759**	73,209
其他	Others	**90,216**	67,365	**67**	684
		971,354	1,020,463	**59,774**	74,918

5. 其他收益 5. OTHER OPERATING INCOME

		2005 HK$'000	2004 HK$'000
其他收益包括：	Other operating income comprises:		
已收賠款	Claims received	**108**	3,277
佣金	Commission	**11,778**	6,547
其他投資之股息收入 一上市公司	Dividend income from other investments – listed	**394**	565
出售投資證券溢利	Gain on disposal of other investments	**–**	2,601
出售聯營公司溢利	Gain on disposal of an associate	**142**	–
利息收入	Interest income	**292**	238
其他收入	Others	**5,109**	1,785
衍生工具投資之已變現盈利	Realised gain on investments in derivative instruments	**983**	4,343
租金收入	Rental income	**2,548**	2,727
維修收入	Repairing income	**8,084**	4,361
廢料銷售收入	Sales of scrap materials	**2,205**	2,200
工具整理收入	Tooling income	**1,864**	933
		33,507	29,577

附註： 約116,000港元（二零零四年：約20,000港元）為租金收入之開支。

Note: Outgoings of HK$116,000 (2004: HK$20,000) were incurred to earn the rental income derived.

6. 經營溢利 6. PROFIT FROM OPERATIONS

		2005 HK$'000	2004 HK$'000
經營溢利之計算已扣除：	Profit from operations has been arrived at after charging:		
壞賬準備	Allowance for doubtful debts	**1,900**	5,754
核數師酬金	Auditors' remuneration	**1,772**	1,123
員工成本包括董事酬金(附註)	Staff costs including directors' remuneration (Note)	**127,692**	130,804
減：已資本化之產品開發成本	Less: amount capitalized under product development costs	**(955)**	–
		126,737	130,804
折舊及攤銷	Depreciation and amortisation on		
一集團自資資產	– assets owned by the Group	**46,993**	38,528
一以一租購合約持有之資產	– assets held under a hire purchase contract	**23**	28
攤銷產品開發成本	Amortisation of product development costs	**86**	–
出售物業、機器及儀器虧損	Loss on disposal of property, plant and equipment	**105**	531
出售其他投資虧損	Loss on disposal of other investments	**31**	–
租賃樓宇之營運租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**1,794**	8,053
陳舊及滯銷之存貨準備及淨額	Net allowance for obsolete and slow-moving inventories	**1,367**	4,843
匯兌虧損淨額	Net exchange loss	**3,223**	2,142
研究及開發成本	Research and development costs written off	**27,616**	31,458

附註： 本年員工成本包括退休福利計劃供款4,319,000港元(二零零四年：1,513,000港元)。

Note: The staff costs for the year included retirement benefits scheme contributions of HK$4,319,000 (2004: HK$1,513,000).

7. 董事及僱員酬金 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

		2005 HK$'000	2004 HK$'000
董事酬金	**Directors' emoluments**		
袍金：	Fees:		
執行董事	Executive directors	**255**	45
非執行董事	Non-executive director	**85**	–
獨立非執行董事	Independent non-executive directors	**185**	30
		525	75
執行董事之其他酬金	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**11,036**	9,290
退休福利計劃供款	Retirement benefits scheme contributions	**334**	344
		11,370	9,634
總計	Total	**11,895**	9,709

7. 董事及僱員酬金－續

7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

董事酬金之金額範圍如下：

Remuneration of the directors was within the following bands:

		董事人數 Number of director(s) 2005	2004
無－1,000,000港元	Nil – HK$1,000,000	**4**	2
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**1**	–
1,500,001港元－2,000,000港元	HK$1,500,001 – HK$2,000,000	**1**	2
6,500,001港元－7,000,000港元	HK$6,500,001 – HK$7,000,000	**–**	1
8,000,001港元－8,500,000港元	HK$8,000,001 – HK$8,500,000	**1**	–

僱員

本集團五名最高薪酬之人士包括三名（二零零四年：三名）董事，有關彼等酬金之詳情已於上文披露，其餘兩名（二零零三年：兩名）最高薪酬僱員之酬金如下：

Employees

The five highest paid individuals of the Group included three (2004: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2004: two) highest paid employees are as follows:

		2005 ***HK$'000***	2004 *HK$'000*
薪酬及其他福利	Salaries and other benefits	**2,140**	2,081
退休福利計劃供款	Retirement benefits scheme contributions	**47**	53
		2,187	2,134

此等僱員酬金之金額範圍如下：

Emoluments of these employees were within the following band:

		僱員人數 Number of employee(s) 2005	2004
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**2**	2

8. 融資成本 8. FINANCE COSTS

		2005 HK$'000	2004 HK$'000
利息：	Interest on		
－五年內全部歸還之貸款	– borrowings wholly repayable within five years	**5,536**	3,829
－租購合約	– a hire purchase contract	**3**	10
－股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from brokers	**29**	25
賬款貼現費用	Factoring charges	**1,158**	2,125
		6,726	5,989

9. 稅項 9. TAXATION

		2005 HK$'000	2004 HK$'000
稅項支出包括：	The charge comprises:		
香港利得稅	**Hong Kong Profits Tax**		
本期稅項	Current year	**1,093**	1,193
往年少提（多提）準備	Under(over) provision in prior years	**353**	(1,016)
		1,446	177
其他司法區之稅項	*Taxation in other jurisdictions*	**2,902**	543
遞延稅項 *(附註27)*	Deferred taxation *(note 27)*	**1,324**	–
本公司及其附屬公司應付稅額	Taxation attributable to the Company and its subsidiaries	**5,672**	720

香港利得稅以估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

其他司法區之稅項乃按個別司法區之現行稅率計算。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

9. 稅項－續

其他司法區之稅項乃按個別司法區之現行稅率計算。

9. TAXATION – continued

Taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

		2005 HK$'000	2004 HK$'000
除稅前溢利	Profit before taxation	**56,768**	101,603
本地所得稅稅率17.5%計算（二零零四年：17.5%）	Tax at the domestic income tax rate of 17.5% (2004: 17.5%)	**9,934**	17,781
稅務方面不可扣稅費用對稅項影響	Tax effect of expenses that are not deductible for taxation purposes	**6,795**	1,117
稅務方面毋須課稅對稅項影響	Tax effect of income that is not taxable for taxation purposes	**(4,145)**	(8,839)
海外稅率差異之影響	Effect of overseas tax rates differences	**(4,308)**	(813)
未確認稅務虧損對稅項影響	Tax effect of tax losses not recognised	**2,839**	2,853
未確認之暫時差異對稅項影響	Tax effect of temporary differences not recognised	**(518)**	1,321
使用先前未確認之稅務虧損對稅項影響	Tax effect of utilisation of tax losses previously not recognised	**(5,258)**	(11,684)
以前年度少提（多提）準備	Under(over)provision in prior years	**353**	(1,016)
其他	Others	**(20)**	–
今年度稅項	Taxation for the year	**5,672**	720

10. 股息

10. DIVIDENDS

		2005 HK$'000	2004 HK$'000
中期股息，每股2港仙（二零零四年：3.2港仙）	Interim dividend paid of HK2 cents (2004: HK3.2 cents) per share	**15,269**	24,231
末期股息，每股2港仙（二零零四年：3.5港仙）	Final dividend proposed at HK2 cents (2004: HK3.5 cents) per share	**15,222**	26,764
		30,491	50,995

11. 每股盈利 / 11. EARNINGS PER SHARE

每股之基本及攤薄盈利乃根據以下資料計算：

The calculation of the basic and diluted earnings per share is based on the following data:

		2005 HK$'000	2004 HK$'000
年度淨溢利及為計算每股基本盈利之溢利	Earnings for the purpose of basic and diluted earnings per share	**50,548**	100,065
為計算每股基本盈利之加權平均股份數目	Weighted average number of shares for the purpose of basic earnings per share	**761,251,154**	731,288,439
就購股權計劃下具攤薄作用之潛在股份數目	Effect of dilutive potential shares relating to share options	**8,466,365**	9,214,737
為計算每股攤薄後盈利之加權平均股份數目	Weighted average number of shares for the purpose of diluted earnings per share	**769,717,519**	740,503,176

12. 投資物業 / 12. INVESTMENT PROPERTIES

		2005 HK$'000	2004 HK$'000
本集團	**THE GROUP**		
估價值	**VALUATION**		
於年初	At beginning of the year	**53,810**	43,760
增加	Additions	**-**	200
由發展中物業轉入	Transferred from properties under development	**-**	16,468
重估產生之溢利（虧損）	Surplus (deficit) on revaluation	**7,290**	(6,618)
於年結日	At end of the year	**61,100**	53,810

12. 投資物業－續

集團在資產負債表結算日持有之投資物業賬面值包括：

12. INVESTMENT PROPERTIES – continued

The carrying amount of investment properties comprises:

		2005 HK$'000	2004 HK$'000
在香港以長期契約持有	Long leases in Hong Kong	**51,650**	44,360
在香港以外以長期契約持有	Long leases outside Hong Kong	**9,450**	9,450
		61,100	53,810

在香港持有投資物業於二零零五年三月三十一日之專業估值乃由一獨立認可之專業估值師衡量行按現時用途作基準重估其公開市值。

The investment properties held in Hong Kong were valued at 31 March 2005 by Chung, Chan & Associates, an independent firm of qualified professional valuers, on an open market value for existing use basis.

在香港以外投資物業於二零零五年三月三十一日之專業估值乃由一獨立認可之專業估值師永利行按現時用途作基準重估其公開市值。

The investment properties held outside Hong Kong were valued at 31 March 2005 by RHL Appraisal Ltd., an independent firm of qualified professional valuers, on an open market value for existing use basis.

物業估值產生重估增值7,290,000港元（二零零四年：減值6,618,000港元）已在損益表中計入（扣減）。

The valuation gave rise to a revaluation increase of HK$7,290,000 (2004: a decrease of HK$6,618,000), which has been credited (charged) to the income statement.

13. 物業、機器及儀器 13. PROPERTY, PLANT AND EQUIPMENT

		租約物業 Leasehold properties HK$'000	電腦設備 Computer equipment HK$'000	傢俬裝置及設備 Furniture, fixtures and equipment HK$'000	汽車 Motor vehicles HK$'000	廠房及機器 Plant and machinery HK$'000	在建工程 Construction in progress HK$'000	總計 Total HK$'000
本集團	**THE GROUP**							
成本值或估價值	**COST OR VALUATION**							
於二零零四年四月一日	At 1 April 2004	142,109	17,793	96,441	16,689	380,491	107	653,630
滙兌調整	Currency realignment	–	(1)	(86)	–	–	–	(87)
添置	Additions	1,004	2,254	3,057	690	51,037	–	58,042
出售	Disposals	–	–	–	(2,041)	–	–	(2,041)
於二零零五年三月三十一日	**At 31 March 2005**	**143,113**	**20,046**	**99,412**	**15,338**	**431,528**	**107**	**709,544**
包括：	Comprising:							
成本值	At cost	107,086	20,046	99,412	15,338	431,528	107	673,517
估價值－一九九一年	At valuation – 1991	36,027	–	–	–	–	–	36,027
		143,113	20,046	99,412	15,338	431,528	107	709,544
折舊及攤銷	**DEPRECIATION AND AMORTISATION**							
於二零零四年四月一日	At 1 April 2004	22,740	11,266	73,115	13,779	246,400	–	367,300
滙兌調整	Currency realignment	–	(5)	(20)	–	–	–	(25)
本年折舊	Provided for the year	2,606	1,665	5,051	717	36,977	–	47,016
出售時撇銷	Eliminated on disposals	–	–	–	(1,904)	–	–	(1,904)
於二零零五年三月三十一日	**At 31 March 2005**	**25,346**	**12,926**	**78,146**	**12,592**	**283,377**	**–**	**412,387**
賬面淨值	**NET BOOK VALUES**							
於二零零五年三月三十一日	**At 31 March 2005**	**117,767**	**7,120**	**21,266**	**2,746**	**148,151**	**107**	**297,157**
於二零零四年三月三十一日	At 31 March 2004	119,369	6,527	23,326	2,910	134,091	107	286,330

13. 物業、機器及儀器－續　13. PROPERTY, PLANT AND EQUIPMENT – continued

		2005 千港元 HK$'000	2004 千港元 HK$'000
本集團之物業權益包括：	The net book value of the leasehold properties shown above comprises:		
在香港以長期契約持有	Long leases in Hong Kong	**40,663**	41,319
在香港以外以中期契約持有	Medium term leases outside Hong Kong	**77,104**	78,050
		117,767	119,369

租約物業由一獨立專業估值師於一九九一年按現時用途基準之公開市值予以重估。本集團採納會計實務準則第17條第八十段有關規定定期重估本集團租約物業之過渡期豁免，故此毋須進一步重估租約物業。倘租約物業按成本值減累積折舊及累積減值虧損列賬，租約物業之賬面淨值於二零零五年三月三十一日約為24,923,000港元（二零零四年：25,156,000港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80 of SSAP 17 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties been carried at cost less accumulated depreciation and accumulated impairment losses, the net book value of the leasehold properties at 31 March 2005 would have been stated at HK$24,923,000 (2004: HK$25,156,000).

於二零零五年三月三十一日包括在資產賬面淨值內有關以汽車租購合約方式持有之資產為零港元（二零零四年：114,000港元）。

The net book value of motor vehicles of the Group held under a hire purchase contract at 31 March 2005 was nil (2004: HK$114,000).

14. 產品開發成本 14. PRODUCT DEVELOPMENT COSTS

		2005 千港元 HK$'000	2004 千港元 HK$'000
成本值	**COST**		
今年發生之成本及年結日結餘	Costs incurred during the year and balance at end of the year	**1,732**	–
攤銷	**AMORTISATION**		
今年計算金額及年結日結餘	Amount charged for the year and balance at end of the year	**86**	–
賬面淨值	**NET BOOK VALUE**		
於年結日	At end of the year	**1,646**	–

產品開發成本以直線法分五年攤銷。

Product development costs are amortised over a period of 5 years on a straight line basis.

15. 商譽 15. GOODWILL

		本集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
成本值	**COST**		
於年初及年結日	At beginning and end of the year	**16,575**	16,575
攤銷	**AMORTISATION**		
於年初	At beginning of the year	**4,738**	2,050
計入本年損益	Charge for the year	**2,688**	2,688
於年結日	At end of the year	**7,426**	4,738
賬面淨值	**NET BOOK VALUE**		
於年結日	At end of the year	**9,149**	11,837

商譽分三至十年攤銷。

Goodwill is amortised over a period ranged from 3 to 10 years.

16. 負商譽 16. NEGATIVE GOODWILL

		本集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
原值	**GROSS AMOUNT**		
於年初及年結日	At beginning and end of the year	**6,999**	6,999
轉入收益	**REALISATION**		
於年初	At beginning of year	**(6,999)**	(3,155)
本年轉入	Released to income during the year	**–**	(3,844)
於年結日	At end of the year	**(6,999)**	(6,999)
賬面值	**CARRYING AMOUNT**		
於年結日	At end of the year	**–**	–

負商譽產生於本集團於二零零二年增購一附屬公司，番禺富臨花園房地產有限公司額外權益。在收購日，3,155,000港元之負商譽確定與該附屬公司所擁有之發展中物業之減值虧損相關並將相關數額之負商譽轉入到二零零二年損益表中確定收益。負商譽之餘額，應歸於地下層，並在本年轉入損益表中以抵銷地下層重估價值虧損。

The negative goodwill arose on the Group's acquisition of additional interest in a subsidiary, 番禺富臨花園房地產有限公司 in 2002. At the date of acquisition, HK$3,155,000 of the negative goodwill was identified as relating to the impairment loss in respect of the properties under development held by the subsidiary and accordingly an equivalent amount of the negative goodwill was released to income in 2002. The remaining balance of the negative goodwill was attributable to the basement of the property project and was released to income for the year ended 31 March 2004 to set off the revaluation deficit arising from the basement.

17. 應佔附屬公司權益 17. INTEREST IN SUBSIDIARIES

		本公司 THE COMPANY 2005 千港元 HK$'000	2004 千港元 HK$'000
非上市股份，成本值	Unlisted shares, at carrying value	**136,684**	136,684
應收附屬公司賬項	Amounts due from subsidiaries	**624,258**	572,202
		760,942	708,886
已確認減值虧損	Impairment losses recognised	**(35,290)**	(35,290)
		725,652	673,596

非上市股份之賬面值乃根據於一九八九年十二月集團重組計劃而本公司成為最終控股公司時，SIH Limited及其附屬公司於當日之淨資產賬面值計算。

The carrying value of the unlisted shares is based on the book value of the underlying net assets of SIH Limited and its subsidiaries as at the date on which the Company became the ultimate holding company under the group reorganisation in December 1989.

於二零零五年三月三十一日主要附屬公司之詳情已載於附註39。

Details of principal subsidiaries at 31 March 2005 are set out in note 39.

18. 應佔聯營公司權益 18. INTEREST IN ASSOCIATES

		本集團 THE GROUP 2005 千港元 HK$'000	2004 千港元 HK$'000
應佔資產淨值	Share of net assets	**1,780**	2,016

18. 應佔聯營公司權益－續

本集團之聯營公司全為非上市公司。聯營公司於年結日之詳情如下：

18. INTEREST IN ASSOCIATES – *continued*

Details of the Group's associates at 31 March 2005 are as follows:

聯營公司名稱 Name of associate	註冊／營業地點 Place of registration/ operations	註冊資本面值 Nominal value of registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activity
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	中華人民共和國 People's Republic of China ("PRC")	800,000美元 US$800,000	68.75% （參看下面） *(see below)*	暫停經營 Inactive
Danehill Investments (Holdings) Limited	開曼群島 Cayman Islands	7,000,000港元 HK$7,000,000	48.28%	投資控股 Investment holding

北京群輝乃一間為期十五年由一九九二年十月成立之合營公司。根據合同，本集團承擔投入550,000美元資本。本集團已投足所承擔之數額。在合同生效期間，本集團享有北京群輝50%之溢利或虧損。本集團並沒有北京群輝董事局之控制權。於二零零二年北京群輝由於沒有更新商業登記證而被中國政府取消其商業登記證。應佔此聯營公司之虧損已包括在集團財務報表中以及應收聯營公司賬款已全數作出撥備。

Beijing Commune was incorporated as a joint venture company for a term of fifteen years commencing October 1992. Under the agreement, the Group is committed to invest an amount of US$550,000. The Group has fully contributed the amount committed. During the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune. The Group does not have controlling interest in the board of directors of Beijing Commune. In October 2002, the business certificate of Beijing Commune has been cancelled by the PRC government as the company did not renew its business certificate. Share of losses of this associate has been included in the financial statements of the Group and the amount due from this associate has been fully provided for.

於本年度，本集團出售其持有一間於英屬維爾京群島註冊公司E-Global Electronics Trading Platform Limited從事電子零件及交易平台公司百份之二十五股份，因而獲得溢利142,000港元。

During the current year, the Group disposed of its 25% interest in the issued capital of E-Global Electronics Trading Platform Limited, a company which was incorporated in the British Virgin Islands and is engaged in the formation and operation of an electronics components exchange/ transaction platform, resulting in a gain on disposal of an associate of HK$142,000.

聯營公司由本公司間接持有。

The associates are indirectly held by the Company.

19. 證券投資

19. INVESTMENTS IN SECURITIES

		本集團 THE GROUP					
		投資證券 Investment securities		其他投資 Other investments		總額 Total	
		2005	2004	**2005**	2004	**2005**	2004
		千港元 HK$'000	千港元 HK$'000	**千港元 HK$'000**	千港元 HK$'000	**千港元 HK$'000**	千港元 HK$'000
股本證券：	Equity securities:						
上市	Listed						
香港	Hong Kong	**–**	–	**10,111**	10,331	**10,111**	10,331
海外	Overseas	**8,106**	8,106	**23,476**	20,380	**31,582**	28,486
		8,106	8,106	**33,587**	30,711	**41,693**	38,817
減：已確認減值虧損	*Less:* Impairment losses recognised	**(8,012)**	(6,965)	**–**	–	**(8,012)**	(6,965)
		94	1,141	**33,587**	30,711	**33,681**	31,852
非上市	Unlisted						
香港	Hong Kong	**26,540**	26,540	**150**	150	**26,690**	26,690
海外	Overseas	**–**	–	**–**	–	**–**	–
		26,540	26,540	**150**	150	**26,690**	26,690
減：已確認減值虧損	*Less:* Impairment loss recognised	**(2,500)**	(2,500)	**–**	–	**(2,500)**	(2,500)
		24,040	24,040	**150**	150	**24,190**	24,190
		24,134	25,181	**33,737**	30,861	**57,871**	56,042
上市證券之市值	Market value of listed securities	**94**	678	**33,587**	30,708	**33,681**	31,386
賬面值就呈報目的而分析為：	Carrying amount analysed for reporting purposes as:						
流動	Current	**–**	–	**33,737**	30,861	**33,737**	30,861
非流動	Non-current	**24,134**	25,181	**–**	–	**24,134**	25,181
		24,134	25,181	**33,737**	30,861	**57,871**	56,042

19. 證券投資－續 19. INVESTMENTS IN SECURITIES – continued

		本公司 證券投資 THE COMPANY Investment securities	
		2005 千港元 **HK$'000**	2004 千港元 HK$'000
香港以外上市股本證券，成本值	Listed equity securities outside Hong Kong, at cost	**8,106**	8,106
已確認減值虧損	*Less:* Impairment losses recognised	**(8,012)**	(6,965)
		94	1,141
上市證券市值	Market value of listed securities	**94**	678

董事局認為非上市投資之價值最少為其賬面值。

In the opinion of the directors, the unlisted investments are worth at least their carrying values.

已確認投資證券之減值虧損乃參考有關上市股份之公允價值。

The impairment losses recognised in respect of the investment securities are estimated with reference to the fair value of the investment securities.

20. 存貨 20. INVENTORIES

		本集團 THE GROUP	
		2005 千港元 **HK$'000**	2004 千港元 HK$'000
原料	Raw materials	**129,768**	153,608
在製品	Work in progress	**13,335**	29,925
製成品	Finished goods	**160,667**	120,174
		303,770	303,707

上列中包括可變現淨值列賬之原料款額約為1,872,000港元（二零零四年：2,088,000港元）。在製品款額為零港元（二零零四年：28,000港元）以及存貨約為18,867,000港元（二零零四年：17,480,000港元）。

Included above were raw materials of HK$1,872,000 (2004: HK$2,088,000), work in progress of nil (2004: HK$28,000) and finished goods of HK$18,867,000 (2004: HK$17,480,000) which were carried at net realisable value.

於本年度，存貨成本於損益表內被確認為支出約達1,271,926,000港元（二零零四年：1,397,627,000港元）。

The cost of inventories recognised as an expense in the income statement during the year amounted to HK$1,271,926,000 (2004: HK$1,397,627,000).

21. 待售物業

本集團

於二零零五年三月三十一日待售物業結餘按成本值或可變現淨值兩者之較低值入賬。待售物業於本年度損益表中確認為銷售成本之數額約為4,705,000港元（二零零四：15,233,000港元）

21. PROPERTIES FOR SALE

THE GROUP

At 31 March 2005, the properties for sale are carried at the lower of cost and net realisable value. The cost of properties for sale recognised as an expense in the income statement during the year amounted to HK$4,705,000 (2004: HK$15,233,000).

22. 應收賬項、按金及預付款項

於二零零五年三月三十一日，應收賬項、按金及預付款項中包括貿易賬項148,270,000港元（二零零四年：196,584,000港元）。於年結日應收貿易賬項之賬齡分析如下：

22. DEBTORS, DEPOSITS AND PREPAYMENTS

At 31 March 2005, debtors, deposits and prepayments included trade debtors of HK$148,270,000 (2004: HK$196,584,000). The aged analysis of trade debtors at the balance sheet date is as follows:

		本集團 THE GROUP	
		2005	2004
		千港元	*千港元*
		HK$'000	*HK$'000*
0－30日	0 – 30 days	**78,296**	118,850
31－60日	31 – 60 days	**11,015**	43,275
61－90日	61 – 90 days	**23,688**	2,836
超過90日	Over 90 days	**35,271**	31,623
		148,270	196,584

本集團向其貿易客戶提供平均為期30至90日之數期。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

23. 應收聯營公司金額

應收金額是沒有抵押、免息及當要求時償還。

23. AMOUNTS DUE FROM ASSOCIATES

The amounts are unsecured, interest-free and repayable on demand.

24. 應付賬項及應計費用

於二零零五年三月三十一日，應付賬項及應計費用包括貿易賬款141,037,000港元（二零零四年：195,090,000港元）。於年結日應付貿易賬項之賬齡分析如下：

24. CREDITORS AND ACCRUED CHARGES

At 31 March 2005, creditors and accrued charges included trade creditors of HK$141,037,000 (2004: HK$195,090,000). The aged analysis of trade creditors at the balance sheet date is as follows:

		本集團 THE GROUP	
		2005	2004
		千港元	千港元
		HK$'000	*HK$'000*
0－30日	0 – 30 days	**48,124**	73,442
31－60日	31 – 60 days	**21,475**	49,927
61－90日	61 – 90 days	**17,184**	23,397
超過90日	Over 90 days	**54,254**	48,324
		141,037	195,090

25. 貸款

25. BORROWINGS

		本集團 THE GROUP	
		2005	2004
		千港元	千港元
		HK$'000	*HK$'000*
貸款包括如下：	Borrowings comprise the following:		
信託收據及入口貸款	Trust receipts and import loans	**60,024**	75,866
債權貼現貸款	Debt factoring loans	**35,712**	34,243
短期貸款	Short term loans	**12,866**	3,695
銀行透支	Bank overdrafts	**1,551**	574
		110,153	114,378
有抵押	Secured	**36,680**	113,804
無抵押	Unsecured	**73,473**	574
		110,153	114,378

貸款利息乃按當時適用之市場利率計算，其償還期限在一年內或當要求時。

The borrowings bear interest at prevailing market rates and are repayable within one year or on demand.

26. 租購合約之承擔 26. OBLIGATION UNDER A HIRE PURCHASE CONTRACT

		本集團 THE GROUP			
		租購合約之最低應付租金 Minimum lease payments		租購合約之最低應付租金之現值 Present value of minimum lease payments	
		2005	2004	**2005**	2004
		千港元	*千港元*	***千港元***	*千港元*
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
租購合約應付金額即期或一年內到期	Amounts payable under a hire purchase contract within one year	–	65	–	62
*減：*未來財務費用	*Less:* Future finance charges	–	(3)	–	–
租購合約承擔之現值	Present value of obligations under a hire purchase contract	–	62	–	62
*減：*列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities			–	(62)
一年後到期數額	Amount due after one year			–	–

本集團簽訂汽車租購合約。該租購合約為期5年，本年度之平均借貸利率為6.85%（二零零四年：6.85%）。借貸利率在租購合約中訂定。租購合約以定額還款以及沒有簽定條款繳付或然負債租金。租購合約之承擔已於本年內全部償還。

The hire purchase contract was entered by the Group for certain of its motor vehicles. The term of the hire purchase contract was 5 years and the average effective borrowing rate of the hire purchase contract for the year was 6.85% (2004: 6.85%). Interest rate is fixed at the contract date. The hire purchase contract was on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The obligation under a hire purchase contract was fully repaid during the year.

27. 遞延稅項

以下為本年及以前會計年度主要遞延稅項負債及資產之確認及變動：

27. DEFERRED TAXATION

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior accounting periods:

		加速稅項折舊 Accelerated tax depreciation *千港元* *HK$'000*	稅項虧損 Tax losses *千港元* *HK$'000*	其他 Others *千港元* *HK$'000*	總額 Total *千港元* *HK$'000*
本集團	THE GROUP				
於二零零四年三月三十一日年結及於二零零四年四月一日扣除（計入）收益	Charge (credit) to income during the year ended 31 March 2004 and at 1 April 2004	7,688	(7,688)	–	–
本年內（計入）扣除收益（*附註：9*）	(Credit) charge to income during the year (*note 9*)	(498)	1,999	(177)	1,324
於二零零五年三月三十一日	**At 31 March 2005**	**7,190**	**(5,689)**	**(177)**	**1,324**

就呈列資產負債表目的，上述遞延資產及負債已作出對沖。

For the purpose of the balance sheet presentation, the above deferred tax assets and liabilities were offset.

本集團因未能預計將來溢利流而沒有對稅項虧損223,126,000港元（二零零四年：226,947,000港元）確認遞延稅項資產。未確認稅項虧損包括81,136,000港元（二零零四年：78,859,000港元）將於二零零六年至二零一九年（二零零四年：二零零五年至二零一八年）到期，其他稅項虧損可無限期結轉。

The Group has not recognised deferred tax asset in respect of tax losses of HK$223,126,000 (2004: HK$226,947,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$81,136,000 (2004: HK$78,859,000) that will expire in the years of 2006 to 2019 (2004: 2005 to 2018), other tax losses may be carried forward indefinitely.

於結算日，本公司沒有顯著的遞延稅項尚未確認。

At the balance sheet date, the Company had no significant unprovided deferred taxation.

28. 股本 28. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
法定股本：	Authorised:		
於二零零三年四月一日每股面值0.10港元股份	Shares of HK$0.10 each at 1 April 2003	5,000,000,000	500,000
股份合併	Consolidation of shares	(3,750,000,000)	–
於二零零四年三月三十一日及二零零五年三月三十一日普通股每股面值0.40港元股份	Ordinary shares of HK$0.40 each at 31 March 2004 and 31 March 2005	1,250,000,000	500,000
已發行及繳足股本：	Issued and fully paid:		
於二零零三年四月一日每股面值0.10港元股份	Shares of HK$0.10 each at 1 April 2003	2,687,415,402	268,742
行使購股權而發行之股份	Issue of shares upon exercise of share options	48,624,528	4,862
發行股份	Issue of shares	300,000,000	30,000
回購股份	Repurchase of shares	(7,160,000)	(716)
股份合併	Consolidation of shares	(2,271,659,948)	–
於二零零四年三月三十一日及二零零四年四月一日每股面值0.40港元股份	Shares of HK$0.40 each at 31 March 2004 and 1 April 2004	757,219,982	302,888
行使購股權而發行之股份	Issue of shares upon exercise of share options	7,455,632	2,982
回購股份	Repurchase of shares	(2,067,500)	(827)
於二零零五年三月三十一日每股0.40港元股份	Shares of HK$.40 each at 31 March 2005	762,608,114	305,043

28. 股本－續

本公司已發行股本之改變詳情如下：

(a) 於二零零三年七月，部份購股權持有者行使其購股權，因此本公司以每股0.10港元發行48,624,528股每股面值0.10港元之股份。

(b) 於二零零三年八月，由於配售股份及認購新股，以每股配售股份0.22港元發行300,000,000股，每股面值0.10港元之股份。

(c) 於二零零四年三月三十一日年度內本公司在聯交所有限公司購回其股份如下：

28. SHARE CAPITAL – continued

Details of the changes in the share capital of the Company are as follows:

(a) In July 2003, 48,624,528 shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of the certain share options of the Company by their holders.

(b) In August 2003, 300,000,000 shares of HK$0.10 each were issued at HK$0.22 per share as a result of the placing of existing shares and subscription of new shares.

(c) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2004 as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share Lowest 港元 HK$	Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
二零零三年四月	April 2003	2,630,000	0.089	0.100	250
二零零三年五月	May 2003	4,530,000	0.098	0.104	461
		7,160,000			711

以上回購之股份已註銷，故本公司已發行股本已根據此等股份面值相應減低。回購股份之溢價或折讓已計入或扣除累計溢利中。而相等於註銷股份面值之數額則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium or discount on repurchase was charged against or credited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(d) 在二零零三年十一月十三日舉行之特別股東大會通過一項普通決議，每4股面值0.1港元之已發行及未發行之股份合併為1股面值0.4港元之股份。

(d) Pursuant to an ordinary resolution passed at a special general meeting of the Company held on 13 November 2003, every four issued and unissued shares of HK$0.10 each were consolidated into one share of HK$0.40 each.

28. 股本－續

(e) 在二零零四年七月，部份購股權持有者行使其購股權，因此而以每股0.40港元發行5,455,632股每股面值0.40港元之股份。

(f) 在二零零四年九月，部份購股權持有者行使其購股權，因此而以每股0.40港元發行2,000,000股每股面值0.40港元之股份。

(g) 在二零零五年三月三十一日本年度內，本公司在聯交所購回本公司股本詳情如下:

28. SHARE CAPITAL – continued

(e) In July 2004, 5,455,632 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

(f) In September 2004, 2,000,000 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

(g) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2005 as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share Lowest 港元 HK$	Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
二零零四年八月	August 2004	1,217,500	0.79	0.80	964
二零零四年十月	October 2004	850,000	0.80	0.81	685
		2,067,500			1,649

以上回購之股份已註銷，故本公司已發行股本已根據此等股份面值相應減低。回購股份之溢價已計入累計溢利中。而相等於註銷股份面值之數額則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

所有發行之股份在各方面與現有已發行之股份享有同等權益。

All shares issued rank pari passu with the then existing shares is issued in all respects.

29. 購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃(「一九九七年計劃」),董事局可授予購股權給本集團任何有資格之員工,包括本公司及其附屬公司之董事,認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%,以較高者為準。

一九九七年計劃之購股權數目之變動如下:

29. SHARE OPTION SCHEME

Under the Company's share option scheme which was approved and adopted at the special general meeting of the Company held on 7 April 1997 ("1997 Scheme") for a period of 4 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

The movements of the options granted under the 1997 Scheme were as follows:

		一九九七年計劃所授予之股份數目 **Number of option shares granted under the 1997 Scheme**	
		2005	2004
年初結餘	At beginning of the year	**5,455,632**	10,911,264
在本年度行使	Exercised during the year	**(5,455,632)**	(5,455,632)
年結餘額	At end of the year	**-**	5,455,632

29. 購股權計劃－續

於二零零四年四月一日及二零零五年三月三十一日尚未行使之購股權結餘包括：

29. *SHARE OPTION SCHEME – continued*

The balance of option shares outstanding as at 1 April 2004 and 31 March 2005 comprises:

授予日期	Date of grant	行使價 Exercise price	於二零零四年四月一日購股權數目 Number of option shares at 1.4.2004 (附註(a)及(b)) (Notes (a) and (b))	在本年度內行使購股權數目 Number of option shares exercised during the year	於二零零五年三月三十一日購股權數目 Number of option shares at 31.3.2005
		港元 HK$			
一九九九年七月二日	2 July 1999	0.40	5,455,632	5,455,632	–

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃二零零二年計劃。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與二零零二年計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme was approved and adopted at the special general meeting of the Company held on 12 September 2002 ("2002 Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

根據二零零二年計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於二零零二年計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過當時已發行股份之30%。

The maximum number of shares options which may be issued upon exercise of all options to be granted under the 2002 Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

於購股權授出之日的12個月內，各參與者獲行使而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will not exceed 1% of the shares in issue.

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權期限內任何時間行使購股權。

The period within which the shares must be taken up under an option is any period as determined by the Board, which will not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

29. 購股權計劃－續

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日股份之收市價，或授出日期前連續五個交易日股份平均收市價，或股份於授出日期之面值，以較高者為準。

二零零二年計劃授出購股權之變動詳情如下：

29. SHARE OPTION SCHEME – continued

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The movements of the options granted under the 2002 Scheme were as follows:

		於二零零二年計劃所授予之股份數目 **Number of option shares granted under the 2002 Scheme**	
		2005	2004
年初結餘	At beginning of the year	**21,844,500**	–
在本年度授予	Granted during the year	**7,150,000**	28,545,000
在本年度行使	Exercised during the year	**(2,000,000)**	(6,700,500)
年結餘額	At end of the year	**26,994,500**	21,844,500

於二零零五年三月三十一日尚未行使之購股權結餘包括：

The balance of option shares outstanding during the year ended 31 March 2005 comprises:

授予日期	**Date of grant**	**行使價 Exercise price**	**於二零零四年四月一日購股權數目 Number of option shares as at 1.4.2004**	**在本年度內授予購股權數目 Number of option shares granted during the year**	**在本年度內行使購股權數目 Number of option shares exercised during the year**	**於二零零五年三月三十一日購股權數目 Number of option shares at 31.3.2005**
		港元 HK$	*(附註a) (Note a)*			
二零零三年五月二日	2 May 2003	0.40	6,700,500	–	2,000,000	4,700,500
二零零三年十月十日	10 October 2003	0.86	15,144,000	–	–	15,144,000
二零零四年八月二十四日	24 August 2004	0.808	–	3,000,000	–	3,000,000
二零零四年十一月二日	2 November 2004	0.814	–	2,650,000	–	2,650,000
二零零五年二月七日	7 February 2005	0.67	–	1,500,000	–	1,500,000
			21,844,500	7,150,000	2,000,000	26,994,500

29. 購股權計劃－續

附註：

(a) 於二零零四年四月一日之購股權數目及行使價已根據在附註28(d)中所說明之股份合併作出相應調整。

(b) 一九九七年計劃在二零零一年四月六日屆滿。

本年度內，共收到僱員因接受購股權而支付金額為八港元（二零零四年：1港元）。

本年度內，行使購股權當日，本公司之股份公允值為每股0.85港元。

購股權之授予直至行使購股權對財務之影響沒有記錄在本公司或本集團之資產負債內，亦沒有對今年授予購股權之價值在損益表中確認。由於購股權行使時所發行之股份以股份面值記錄為本公司增加之股本，而每股行使價高出於股份面值之金額則記錄在本公司之股份溢價賬內。購股權在其行使日期前過期或取消，在尚未行使購股權記錄名冊中刪除。

29. SHARE OPTION SCHEME – continued

Notes:

(a) The exercise price and number of option shares outstanding at 1 April 2004 have been adjusted in accordance with consolidation of shares as noted in note 28(d).

(b) The 1997 Scheme was expired on 6 April 2001.

Total consideration received during the year from employees for taking up the options granted is amounted to HK$8 (2004: HK$1).

The fair value of the Company's shares at the date of issue for the exercise of share option during the year is HK$0.85.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise date are deleted from the register of outstanding options.

30. 儲備 30. RESERVES

		股份溢價 Share premium	實繳盈餘 Contributed surplus	股本贖回儲備 Capital redemption reserve	累計溢利 Accumulated profits	總計 Total
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
本公司	THE COMPANY					
於二零零三年四月一日	At 1 April 2003	51,206	75,263	46,269	29,500	202,238
發行股份	Issue of shares	36,000	–	–	–	36,000
發行股份費用	Share issue expenses	(3,424)	–	–	–	(3,424)
贖回股份之折讓	Net discount on repurchase of shares	–	–	–	5	5
股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	716	(716)	–
本年度溢利淨額	Net profit for the year	–	–	–	99,721	99,721
股息	Dividends paid	–	–	–	(39,375)	(39,375)
於二零零四年三月三十一日及二零零四年四月一日	At 31 March 2004 and 1 April 2004	83,782	75,263	46,985	89,135	295,165
贖回股份之溢價	Premium on repurchase of shares	–	–	–	(822)	(822)
回購股份產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	827	(827)	–
本年度溢利淨額	Net profit for the year	–	–	–	48,244	48,244
股息	Dividends paid	–	–	–	(42,033)	(42,033)
於二零零五年三月三十一日	**At 31 March 2005**	**83,782**	**75,263**	**47,812**	**93,697**	**300,554**

實繳盈餘指本公司於收購附屬公司時所發行股份面值與附屬公司被收購時之賬面淨資產值之差額。

The contributed surplus represents the difference between the book values of the underlying net assets of the subsidiaries at the date on which their shares were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

30. 儲備－續

根據百慕達公司法，除累計溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或支付股息或作出分派：

(a) 作出分派後無法或將會無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事局認為在結算日本公司可供分派之儲備包括實繳盈餘75,263,000港元（二零零四年：75,263,000港元）及累計溢利93,697,000港元（二零零四：89,135,000港元）。

31. 共同控制營運業務之權益

於二零零二年，本公司之全資附屬公司Niceday Company Limited（「Niceday」）與一間獨立第三者公司茂名市建築工程總公司（「中國合營公司」）簽訂協議，除地下層外，共同發展一項命名為富臨花園之商住物業。根據協議，Niceday提供該物業發展地盆及人民幣伍佰萬而中國合營公司會承擔建築費用人民幣一千一百五十萬元。根據協議，中國合營公司將可優先獲分配從物業銷售所得金額人民幣三佰萬，Niceday將可獲分配其後之物業銷售所得金額人民幣三佰八拾二萬。Niceday可分佔餘下售樓收入56%。

30. RESERVES – continued

In addition to accumulated profits, under the company law in Bermuda, the contributed surplus account of a company is also available for distribution to shareholders. However, the company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 (2004: HK$75,263,000) and accumulated profits of HK$93,697,000 (2004: HK$89,135,000).

31. INTEREST IN JOINTLY CONTROLLED OPERATIONS

In 2002, Niceday Limited ("Niceday"), a wholly-owned subsidiary of the Company, entered into an agreement with 茂名市建築工程總公司 ("PRC joint venture party"), an independent third party, for the re-development of properties under development into a residential and commercial complex known as Fortune Garden, excluding the basement level. Pursuant to the terms of the agreement, Niceday will contribute the subject development site and a cash sum of RMB5,000,000 whilst the PRC joint venture party will bear the development cost of RMB11,500,000. Under the agreement, the PRC joint venture party will receive the first RMB3,000,000 sale proceeds from property sales and then Niceday will receive the following sale proceeds of RMB3,820,000. Niceday is entitled to 56% of all the remaining sales proceeds.

31. 共同控制營運業務之權益－續

31. INTEREST IN JOINTLY CONTROLLED OPERATIONS – continued

於二零零五年三月三十一日，本集團在財務報告中已確認在該項共同控制營運業務之總資產及總負債應佔權益之數額如下：

At 31 March 2005, the aggregate amount of assets and liabilities recognised in the Group's financial statements in relation to the interest in jointly controlled operation is as follows:

		2005 **千港元** ***HK$'000***	2004 千港元 *HK$'000*
資產	Assets	**3,466**	8,873
負債	Liabilities	**79**	3,653
營業額	Turnover	**5,245**	16,204
可分配與集團之業績	Result attributable to the Group	**(234)**	(876)

32. 資本承擔

32. CAPITAL COMMITMENTS

		本集團 THE GROUP **2005** **千港元** ***HK$'000***	2004 千港元 *HK$'000*
已簽約但未在財務報告中撥備之物業、廠房及設備之資本費用－物業、機器及儀器	Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**6,310**	13,396

於年結日，本公司並無任何資本承擔。

At the balance sheet date, the Company did not have any capital commitments.

33. 或然負債 33. CONTINGENT LIABILITIES

		本集團 THE GROUP		本公司 THE COMPANY	
		2005	2004	**2005**	2004
		千港元	千港元	**千港元**	千港元
		HK$'000	HK$'000	**HK$'000**	HK$'000
可追索之銀行貼現票據	Bills discounted with recourse	**1,350**	168	**–**	–
就附屬公司取得信貸而向銀行，供應商及融資機構作出之擔保	Guarantees given to banks, a supplier and a financial institution in respect of credit facilities granted to subsidiaries	**–**	–	**652,960**	735,733
附屬公司已動用由本公司作擔保之信貸	Facilities utilised by the subsidiaries guaranteed by the Company	**–**	–	**103,937**	110,685

34. 營運租賃承擔 34. OPERATING LEASE COMMITMENTS

本集團作為承租人

The Group as lessee

於年結日，本集團於下列期間屆滿前不可撤銷之已承租物業營運租約之最低租金承擔如下：

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		本集團 THE GROUP	
		2005	2004
		千港元	千港元
		HK$'000	HK$'000
一年內	Within one year	**2,712**	3,953
第二至第五年內	In the second to fifth years inclusive	**6,549**	7,566
超過五年	Over five years	**8,698**	30,197
		17,959	41,716

營運租約付款指本集團之辦公室及廠房物業之應付租金。除了一項租約尚餘48年期，其他租約乃經磋商後釐定，平均年期為三年。租金於租約期內是固定的。

Operating lease payments represent rentals payable by the Group for its office and factory premises. Except for a lease with a remaining term of 48 years, leases are negotiated for an average term of 3 years and rentals are fixed over the lease terms.

於年結日，本公司沒有任何不可取消之營運租賃承擔。

The Company did not have any commitments under non-cancellable operating leases at the balance sheet date.

34. 營運租賃承擔－續

本集團作為出租人

持有之物業已與租客簽訂未來二年之租約。本集團與租客簽訂於下列期間屆滿前不可撤銷之營運租約應收取之未來最低租金：

34. OPERATING LEASE COMMITMENTS – continued

The Group as lessor

The properties held have committed tenants for the next two years. The Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		本集團 THE GROUP	
		2005	2004
		千港元	*千港元*
		HK$'000	*HK$'000*
一年內	Within one year	**1,228**	1,646
第二至第五年內	In the second to fifth years inclusive	**–**	699
		1,228	2,345

35. 資產抵押

於年結日，本集團抵押若干資產作為一般信貸服務及經紀股票按揭戶口之擔保。該等資產之大約賬面值如下：

35. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with brokers:

		本集團 THE GROUP	
		2005	2004
		千港元	*千港元*
		HK$'000	*HK$'000*
已貼現應收賬項結餘	Factored debtor balances	**43,901**	56,696
其他投資之賬面值	Other investments at carrying value	**17,714**	10,672
包括於應收賬項、按金及預付款項中之股票抵押按金	Margin deposits with brokers as included in debtors, deposits and prepayments	**2,950**	12,708

36. 退休福利計劃

本集團為合資格僱員參與根據香港政府施行之強制性公積金計劃(「強積金」)。強積金計劃之資產獨立於本集團之資產並由信託基金管理。自損益表扣除之強積金退休計劃供款指本集團按計劃所規定之比率作出之應付供款。

受僱於中國之附屬公司之僱員是中國政府國家管理之退休福利計劃之成員。該等中國之附屬公司需要按工資若干百份比向福利基金供款。集團對有關退休福利計劃之責任只限於該計劃所規定供款額作出供款。

36. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

37. 關連人士交易

於本年度內,劉錫康先生,本集團主要股東,為本集團之一項非上市證券投資之減值提供個人擔保額達一千伍佰萬港元(二零零四年:一仟伍佰萬港元)。

本集團與關聯公司有往來賬項。截至二零零五年三月三十一日,其往來賬項結餘及其條款列於合併資產負債表內附註23。

37. RELATED PARTY TRANSACTIONS

During the year, Mr. Lau Sak Hong, Philip, a major shareholder of the Group, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted investment in securities to the extent of HK$15 million (2004: HK$15 million).

The Group maintained current accounts with associates. Their balances as at 31 March 2005 are set out in the consolidated balance sheet with the terms disclosed in note 23.

38. 比較數字

合併損益表中部份比較數字已重新分類以符合今年之表列。詳細資料如下:

38. COMPARATIVE FIGURES

Certain comparative figures for the consolidated income statement have been reclassified to conform with the current year's presentation. Details are set out as follows:

		如上年列報 **As previously reported** *千港元* *HK$'000*	重新分類 **Reclassifi-cation** *千港元* *HK$'000*	重新列報 **As restated** *千港元* *HK$'000*
銷售成本	Cost of sales	(1,604,203)	14,944	(1,589,259)
其他營運收益	Other operating income	26,904	2,673	29,577
行政費用	Administrative expenses	(84,109)	(17,617)	(101,726)

39. 主要附屬公司

於二零零五年三月三十一日，本公司之主要附屬公司詳情如下：

39. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31 March 2005 are as follows:

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
銳歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/Canada	1,571,000美元 US$1,571,000	91.4%	銷售電子產品及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	投資控股 Investment holding
Gladman Investments Pte. Limited	新加坡／香港 Republic of Singapore/ Hong Kong	2新加坡元 S$2	100%	提供行政服務 Provision of administrative services
Hyundai Household Improvement Limited	香港 Hong Kong	2港元 HK$2	100%	電器產品貿易 Trading in electrical appliances
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	物業投資 Property investment

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股及物業發展 Investment holding and property development
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
永光管理有限公司 Ram Light Management Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	投資控股 Investment holding
Skylight Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	Jersey/中華人民共和國 Jersey/PRC	12英磅 £12	100%	電子產品及塑膠產品製造及銷售 Manufacture and sale of electronic and plastic products

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	電子產品貿易 Trading in electronic products
星葉發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡出口有限公司 Starlight Exports Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	投資控股 Investment holding
Starlight Manufacturers Limited	Jersey/中華人民共和國 Jersey/PRC	100,000港元 HK$100,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	電子產品推銷 Marketing in electronic products
升岡市場推廣有限公司 Starlight Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	證券買賣及電子產品貿易 Securities trading and trading in electronic products

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
升岡市場推廣澳門離岸商業服務有限公司 Starlight Marketing Macao Commercial Offshore Limited	澳門 Macau	100,000港元 HK$100,000	100%	電子產品貿易 Trading in electronic products
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	電子產品貿易 Trading in electronic products
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
升岡影像有限公司 Starlight Video Limited	香港 Hong Kong	4港元 HK$4	100%	為集團公司提供委托服務 Provision of nominee services for group companies
Starlite Consumer Electronics (USA) Inc.	開曼群島 Cayman Islands	2港元 HK$2	100%	電子產品貿易 Trading in electronic products
演富投資有限公司 Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	為集團公司提供委托服務 Provision of nominee services for group companies
恆敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding

39. 主要附屬公司－續　39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中華人民共和國 PRC*	33,300,000港元 HK$33,300,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中華人民共和國 PRC*	60,000,000港元 HK$60,000,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺富臨花園房地產有限公司	中華人民共和國 PRC*	31,750,000人民幣 RMB31,750,000	100%	物業發展 Property development
番禺恆敏塑膠制品有限公司 Panyu Success Base Plastic Company Limited	中華人民共和國 PRC*	20,000,000港元 HK$20,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中華人民共和國 PRC*	21,500,000港元 HK$21,500,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products

* *附屬公司屬於外資全資接有公司*

* *The subsidiaries are PRC wholly foreign owned enterprises*

董事局認為上述所列本公司之附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部份。董事局認為如提供其他附屬公司之詳請，將令資料過於冗長。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他之附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何借貸資本結餘。

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

業績 RESULTS

		截至三月三十一日止年度 Year ended 31 March				
		2001 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**
營業額	TURNOVER	1,325,555	932,781	1,379,372	1,837,045	**1,647,423**
經營溢利(虧損)	PROFIT (LOSS) FROM OPERATIONS	(37,498)	(29,316)	69,108	108,460	**63,872**
融資成本	FINANCE COSTS	(13,909)	(9,066)	(7,304)	(5,989)	**(6,726)**
應佔聯營公司業績	SHARE OF LOSSES OF ASSOCIATES	(701)	(1,495)	(379)	(868)	**(378)**
除税前溢利	PROFIT (LOSS) BEFORE TAXATION	(52,108)	(39,877)	61,425	101,603	**56,768**
税項	TAXATION	(1,454)	(242)	(218)	(720)	**(5,672)**
未扣除少數股東權益前溢利(虧損)	PROFIT (LOSS) BEFORE MINORITY INTERESTS	(53,562)	(40,119)	61,207	100,883	**51,096**
少數股東權益	MINORITY INTERESTS	759	287	(89)	(818)	**(548)**
本年度溢利(虧損)淨額	NET PROFIT (LOSS) FOR THE YEAR	(52,803)	(39,832)	61,118	100,065	**50,548**

FIVE YEAR FINANCIAL SUMMARY
五年財務概要

資產及負債 ASSETS AND LIABILITIES

		2001 千港元 HK$'000	2002 千港元 HK$'000	於三月三十一日 At 31 March 2003 千港元 HK$'000	2004 千港元 HK$'000	**2005 千港元 HK$'000**
投資物業	INVESTMENT PROPERTIES	44,980	45,250	43,760	53,810	**61,100**
物業、機器及儀器	PROPERTY, PLANT AND EQUIPMENT	234,320	241,180	251,244	286,330	**297,157**
發展中物業	PROPERTIES UNDER DEVELOPMENT	32,000	29,000	37,859	–	**-**
產品開發成本	PRODUCT DEVELOPMENT COSTS	–	–	–	–	**1,646**
商譽	GOODWILL	–	16,183	14,525	11,837	**9,149**
負商譽	NEGATIVE GOODWILL	–	(3,844)	(3,844)	–	**-**
聯營公司權益	INTEREST IN ASSOCIATES	9,955	2,663	2,384	2,016	**1,780**
證券投資	INVESTMENTS IN SECURITIES	38,646	32,681	26,181	25,181	**24,134**
流動資產淨值	NET CURRENT ASSETS	207,106	136,881	176,534	291,159	**291,035**
		567,007	499,994	548,643	670,333	**686,001**
融資來源：	FINANCED BY:					
股本	SHARE CAPITAL	269,320	269,323	268,742	302,888	**305,043**
儲備	RESERVES	252,785	211,491	270,542	366,080	**378,081**
已收認購股份款項	SUBSCRIPTION MONEY RECEIVED	4,377	–	–	–	**-**
股東資金	SHAREHOLDERS' FUNDS	526,482	480,814	539,284	668,968	**683,124**
一年後到期之貸款	BORROWINGS – AMOUNT DUE AFTER ONE YEAR	31,240	18,600	8,750	–	**-**
少數股東權益	MINORITY INTERESTS	9,110	458	547	1,365	**1,553**
一年後到期之財務租賃及租購合約承擔	OBLIGATIONS UNDER A HIRE PURCHASE CONTRACT – AMOUNT DUE AFTER ONE YEAR	175	122	62	–	**-**
遞延稅項	DEFERRED TAXATION	–	–	–	–	**1,324**
		567,007	499,994	548,643	670,333	**686,001**

SUMMARY OF INVESTMENT PROPERTIES
投資物業概要

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積（平方呎） Attributable Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街十八號 廣旅集團大廈十三樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道九十五號 統一中心二十六樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十八樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十二樓之前部 The front portion of 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	4,970	工業 Industrial	96%	長年期租約 Long leases
番禺石碁鎮岐山路八號 221及36地段	63,968	商用 Commercial	100%	長年期租約 Long leases

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with limited liability)

ANNUAL REPORT 2005 年報